Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated December 15, 2014

MARQUETTE FINANCIAL COMPANIES,

THE SHAREHOLDERS LISTED ON SCHEDULE A,

LAKES MERGER SUB LLC

and

UMB FINANCIAL CORPORATION

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01.	DEFINITIONS	1
1.02.	INTERPRETATION	14

ARTICLE II

THE MERGER

2.01.	THE MERGER	15
2.02.	CLOSING	16
2.03.	EFFECTIVE TIME	16
2.04.	SHAREHOLDER WRITTEN CONSENT AND WAIVER OF MEETING	16
2.05.	COMPANY BOARD COMMITMENT	16
2.06.	EFFECTS OF THE MERGER	16

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01.	EFFECT ON STOCK	17
3.02.	EXCHANGE AGENT; PAYMENT OF PER SHARE CONSIDERATION	17
3.03.	FRACTIONAL SHARES	18
3.04.	ANTI-DILUTION ADJUSTMENTS	18
3.05.	ESTIMATED PER SHARE EQUITY ADJUSTMENT AMOUNT	18
3.06.	POST-CLOSING ADJUSTMENTS	19

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.01.	FORBEARANCES OF THE SELLERS	20
4.02.	FORBEARANCES OF PURCHASER	24

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01.	DISCLOSURE LETTERS	25
5.02.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS	25
5.03.	REPRESENTATIONS AND WARRANTIES OF PURCHASER	48

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ARTICLE VI

OTHER COVENANTS

6.01.	REASONABLE BEST EFFORTS	53
6.02.	COOPERATION	54
6.03.	SHAREHOLDER COVENANTS	54
6.04.	REGULATORY APPLICATIONS; THIRD-PARTY CONSENTS	54
6.05.	PRESS RELEASES	55
6.06.	ACQUISITION PROPOSALS	56
6.07.	TAKEOVER LAWS AND PROVISIONS	56
6.08.	ACCESS; INFORMATION	56
6.09.	SUPPLEMENTAL INDENTURES	58
6.10.	DESIGNATED SECURITIES	58
6.11.	EMPLOYEE BENEFITS MATTERS	58
6.12.	TITLE SURVEYS AND ENVIRONMENTAL ASSESSMENTS	60
6.13.	TAX MATTERS	60
6.14.	FURTHER ASSURANCES	65
6.15.	SELLERS REPRESENTATIVE	65
6.16.	CONVERSION INTO LIMITED LIABILITY COMPANIES	66
6.17.	NON-COMPETITION AND NON-SOLICITATION	66
6.18.	REPRESENTATIVES’ FEES	68
6.19.	COMPANY MARKS	68

ARTICLE VII

INDEMNIFICATION

7.01.	SURVIVAL	68
7.02.	INDEMNIFICATION OF SHAREHOLDERS AND COMPANY DIRECTORS AND OFFICERS BY PURCHASER	69
7.03.	INDEMNIFICATION OF PURCHASER BY SHAREHOLDERS	71
7.04.	PROCEDURES RELATING TO INDEMNIFICATION	72
7.05.	LIMITATIONS ON INDEMNIFICATION	74
7.06.	INDEMNITY PAYMENTS	75
7.07.	INSURANCE; RECOVERIES	75
7.08.	WAIVER	75

ARTICLE VIII

CONDITIONS TO THE MERGER

8.01.	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER	76
8.02.	CONDITIONS TO THE OBLIGATION OF THE SELLERS	76
8.03.	CONDITIONS TO THE OBLIGATION OF PURCHASER	77

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ARTICLE IX

TERMINATION
9.01.	TERMINATION	78
9.02.	EFFECT OF TERMINATION AND ABANDONMENT	80

ARTICLE X

MISCELLANEOUS

10.01.	EXPENSES	80
10.02.	NOTICES	80
10.03.	AMENDMENT	82
10.04.	ALTERNATIVE TRANSACTION STRUCTURE	82
10.05.	GOVERNING LAW	82
10.06.	WAIVER OF JURY TRIAL	83
10.07.	ENTIRE AGREEMENT	83
10.08.	BINDING EFFECT; ASSIGNMENT; NO THIRD-PARTY BENEFICIARIES	83
10.09.	COUNTERPARTS	83
10.10.	SPECIFIC PERFORMANCE	83
10.11.	SEVERABILITY	84
10.12.	SUBSIDIARY AND AFFILIATE ACTION	84
10.13.	DEADLINES	84
10.14.	SCOPE OF AGREEMENTS	84
10.15.	WAIVERS AND CONSENTS	85
10.16.	REMEDIES	85

Schedule A: List of Shareholders and their holdings of Company Common Stock

Schedule B: Designated Securities

Schedule C: MFC Severance Guidelines

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AGREEMENT AND PLAN OF MERGER, dated December 15, 2014 (this “Agreement”), among Marquette Financial Companies, a Minnesota corporation (the “Company”), the persons listed on Schedule A (each, a “Shareholder,” and together with the Company, “Sellers”), UMB Financial Corporation, a Missouri corporation (“Purchaser”), and Lakes Merger Sub LLC, a Missouri limited liability company and wholly-owned subsidiary of Purchaser (“Merger Sub”).

RECITALS

A. The Proposed Transaction. The parties intend to effect a strategic business combination through the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as the surviving entity (the “Surviving Company”).

B. Board Determinations. The respective boards of directors of Purchaser and the Company have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals, and are in the best interests of their respective stockholders and, therefore, have approved the Merger and this Agreement.

C. Unanimous Shareholder Consent. By virtue of their execution of this Agreement, the Shareholders, holding, collectively, one hundred percent (100%) of the voting power of the Company, have provided their irrevocable written consent to, and approval of, the Merger.

D. Intended Tax Treatment. The parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and the rules and regulations thereunder, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01. Definitions. This Agreement uses the following definitions:

“Accounting Referee” has the meaning set forth in Section 3.06(b).

“Accounts Receivable” means all accounts receivable reflected in financial statements of the Company or a Company Subsidiary owed by a customer of a Client and obtained under any Factoring Agreement, and includes, to the extent included therein, (i) client advances or obligations due to the Company or a Company Subsidiary from factoring Clients as of such date arising under Factoring Agreements and (ii) amounts due to the Company or a Company Subsidiary from factoring Clients as of such date pursuant to promissory loans or other obligations arising under Factoring Agreements, and, in the case of clauses (i) and (ii), including all accrued interest and fees thereon.

“Accounts Receivable Management Services” means the collection and servicing of Accounts Receivable, and may include advancing funds to Clients on a recourse basis.

“Acquisition Proposal” means any expression of interest, proposal or offer by any person to acquire in any manner, directly or indirectly, (i) any voting power in the Company or any of its Subsidiaries, or (ii) any of the respective businesses, assets or deposits of the Company or any of its Subsidiaries, in each case, other than the transactions contemplated hereby and immaterial asset sales occurring in the ordinary course.

“Adjusted Exchange Ratio” has the meaning set forth in Section 9.01(e).

“Adjustment Payment Date” has the meaning set forth in Section 3.06(c).

“Adverse Right” means, save as has been waived pursuant to this Agreement, (i) any option, warrant, right (including a conversion or preemptive right of first refusal), agreement or commitment that provides for the issue, subscription or purchase, or which is otherwise convertible or exchangeable into, or exercisable for, any share, debenture or other security interest of any kind of any of the equity or capital of the Company or any of its Subsidiaries, (ii) any other security, arrangement or agreement which may require the allotment, issue or transfer of any such share, debenture or other security interest in the Company or any of its Subsidiaries and (iii) any right under any shareholders agreement, voting agreement, joint venture, voting trust, proxy or other agreement or arrangement relating to the holding, voting, purchase, redemption, issue or acquisition of, or payment of dividends or distributions in respect of, any such share, debenture or other security interest in the Company or any of its Subsidiaries, in each case, including any such rights that are contingent, unvested or otherwise come into effect at a later date.

“Affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or are under common control with such person. For purposes of the definition of “Affiliate” and “Subsidiary”, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (i) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such person; (ii) control, in any manner, over the election of a majority of the directors, trustees, general partners or managing members (or individuals exercising similar functions) of such person; or (iii) the ability to exercise a controlling influence, directly or indirectly, over the management or policies of such person, in each case of clauses (i)–(iii) as calculated or interpreted by the Board of Governors of the Federal Reserve System under 12 C.F.R. § 225.2(e).

“Agreement” has the meaning set forth in the Preamble.

“Applicable Law” means, to the extent applicable, (i) any local, state, national or foreign law, including common law, statute, directive, ordinance, rule, regulation, code, judgment, order, injunction, treaty, decree, declaration, arbitration award, agency requirement, license or permit of any Governmental Entity and (ii) any order, writ, judgment, injunction, decree, declaration, stipulation, determination, formal interpretive letter or award entered by or with, or issued by, any Governmental Entity.

“Average Purchaser Stock Price” means the per share volume-weighted average price (rounded to the nearest cent) of the Purchaser Common Stock on NASDAQ from 9:30 a.m. to 4:00 p.m., New York City Time, on the ten NASDAQ trading days ending on and including the third trading day prior to the Determination Date as found on Bloomberg page UMBF<equity>VWAP (or its equivalent successor page if such page is not available), or if such volume-weighted average price is unavailable, the market price (rounded to the nearest one-hundredth) of one share of Purchaser Common Stock during such period, determined using a volume-weighted average method as calculated by RBC Capital Markets, LLC.

“Base Equity Amount” means, as applicable:

(i) $118,100,000, if the Closing Date occurs on or after January 30, 2015 but before February 28, 2015;

(ii) $118,400,000, if the Closing Date occurs on or after February 28, 2015 but before March 31, 2015;

(iii) $119,300,000, if the Closing Date occurs on or after March 31, 2015 but before April 30, 2015;

(iv) $120,100,000, if the Closing Date occurs on or after April 30, 2015 but before May 31, 2015;

(v) $121,100,000, if the Closing Date occurs on or after May 31, 2015 but before June 30, 2015; or

(vi) $122,000,000, if the Closing Date occurs on or after June 30, 2015.

“BHC Act” means the Bank Holding Company Act of 1956.

“Burdensome Condition” means any restraint or condition that would reasonably be expected to (i) impair in any material respect the economic or other benefits to Purchaser of the Merger or the transactions contemplated by this Agreement, (ii) have a materially negative effect on the operation of the business currently conducted by the Company or its Subsidiaries or on any other business of Purchaser or its Affiliates or (iii) require the sale, transfer, license or other disposition of any assets or categories of assets that, individually or in the aggregate, would be material to any of Purchaser, its existing Affiliates or the Company and its Subsidiaries.

“Business Day” means any day excluding Saturday, Sunday and any day on which the Federal Reserve Bank of Kansas City is closed.

“Client” means any of the clients to which the Company or a Company Subsidiary provides or has agreed in writing to provide factoring, asset-based lending services or Accounts Receivable Management Services. A list of such Clients, by client identification number, is set forth in Section 1.01 of the Sellers Disclosure Letter.

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Closing Date Balance Sheet” has the meaning set forth in Section 3.06(a).

“Code” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the common stock, par value ten dollars ($10.00) per share, of the Company.

“Company Financial Statements” has the meaning set forth in Section 5.02(m)(1).

“Company Insurance Policies” has the meaning set forth in Section 5.02(bb).

“Company Intellectual Property” has the meaning set forth in Section 5.02(t)(1).

“Company Marks” has the meaning set forth in Section 6.17(d).

“Company Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential Liability is borne by the Company or any of its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Real Property” has the meaning set forth in Section 5.02(y)(1).

“Company Subsidiary” means a Subsidiary of the Company.

“Competing Business” has the meaning set forth in Section 6.17(a).

“Confidential Information” has the meaning set forth in Section 6.08(c).

“Confidentiality Agreement” means the confidentiality agreement, dated September 19, 2014, between Purchaser and the Company.

“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Continuing Employee” has the meaning set forth in Section 6.11(d).

“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, understanding, arrangement or commitment, whether a single document or multiple documents that collectively form a contractual relationship, to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their assets or properties is subject, whether or not in writing.

“CRA” means the Community Reinvestment Act of 1977.

“Current Premium” has the meaning set forth in Section 7.02(b).

“De Minimis Claim” has the meaning specified in Section 7.05(a).

“Designated Markets” means (i) with respect to a branch-based banking Competing Business, Arizona and Texas; (ii) with respect to an asset management services, asset-based lending or factoring Competing Business, the United States and (iii) with respect to any other Competing Business, the markets in which the Company or a Company Subsidiary conducts such activities as of the Closing Date.

“Designated Securities” means (i) the securities listed on Schedule B and (ii) any of the following types of securities acquired after the date hereof:

(1) Callable bonds issued by a GSE;

(2) Structured notes that include step up bonds issued by a GSE;

(3) Mutual funds;

(4) Common stock;

(5) Trust-preferred securities;

(6) Asset-backed securities;

(7) Private label collateralized mortgage obligations (also described as non GSE issued collateralized mortgage operations);

(8) Corporate bonds; and

(9) Municipal revenue bonds.

“Determination Date” means the later in time of (i) the date on which the approval of the Board of Governors of the Federal Reserve System required for the consummation of the Merger shall be received and (ii) the date that is twenty (20) days prior to the Closing Date.

“Disclosure Letter” has the meaning set forth in Section 5.01.

“Effective Time” has the meaning set forth in Section 2.03.

“Environmental Laws” means any Applicable Law: (i) relating to the manufacture, handling, transport, use, treatment, storage, presence or disposal of Hazardous Materials or materials containing Hazardous Materials or (ii) otherwise relating to pollution or to the protection of health, safety or the environment including exposure to any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Estimated Equity Amount” has the meaning set forth in Section 3.05.

“Estimated Per Share Equity Adjustment Amount” means the number, positive or negative, equal to a quotient, the numerator of which equals the difference of (x) the Estimated Equity Amount MINUS (y) the Base Equity Amount, and the denominator of which equals the product of (x) the Reference Price, MULTIPLIED BY (y) 376,020.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Exchange Ratio” means nine and one hundred thirty-one thousandths (9.131), subject to possible adjustment as set forth in Sections 3.04 and 9.01(e).

“Exchangeable Share” means a share of Company Common Stock issued and outstanding as of a particular time, excluding any Excluded Shares, and “Exchangeable Shares” means the aggregate number of such shares of Company Common Stock, excluding Excluded Shares, as of a particular time.

“Excluded Shares” means shares of Company Common Stock held in the Company’s treasury.

“Extensions of Credit” has the meaning set forth in Section 5.02(dd)(1).

“Factoring Agreements” means those Contracts between the Company or a Company Subsidiary and a Client (i) for the provision of factoring services, invoice discounting or other purchases of Accounts Receivable, or (ii) for the provision of Accounts Receivable Management Services.

“FDI Act” means the Federal Deposit Insurance Act of 1950.

“Final Determination” has the meaning set forth in Section 6.13(i).

“Final Equity Amount” has the meaning set forth in Section 3.06(a).

“Final Per Share Equity Adjustment Amount” means the number, positive or negative, equal to a quotient, the numerator of which equals the difference of (x) the Final Equity Amount MINUS (y) the Base Equity Amount, and the denominator of which equals the product of (x) the Reference Price, MULTIPLIED BY (y) 376,020.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any nation, state or political subdivision of any of the foregoing, or any national, state, local or foreign governmental or regulatory authority, court, commission, arbitration panel, department, division, committee, administration, board, bureau, agency, tribunal, instrumentality or other body or entity, or any supranational or quasi-governmental or similar body or entity, or any securities exchange, futures exchange, contract market other exchange or market body or entity, or any self-regulatory body or organization, in each case, whether temporary, preliminary or permanent.

“GSE” means government-sponsored enterprise.

“Hazardous Materials” means any hazardous or toxic substances, materials, wastes, pollutants, contaminants or harmful substances, including petroleum compounds, asbestos, mold and lead-containing and any other substance regulated under or which may give rise to Liability under any Environmental Law.

“Indebtedness” means, with respect to any person, (i) all indebtedness and other obligations of such person, whether or not contingent, for borrowed money, whether or not evidenced by notes, debentures, bonds or other similar instruments and any obligations issued in substitute for or exchange of obligations for borrowed money, (ii) all obligations of such person for cash overdrafts, (iii) all obligations of such person for the deferred purchase price of property or services, (iv) all indebtedness and other obligations of such person created or arising under any conditional sale or other title retention agreement, (v) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (vi) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (vii) all of such person’s obligations in respect of swap or hedge agreements, derivatives, or similar agreements, (viii) all of such person’s obligations under finance leases, (ix) all indebtedness and other obligations of others to the extent directly or indirectly guaranteed or assumed by or otherwise made with recourse to such person, (x) all indebtedness and other obligations of others to the extent secured by any asset of such person, whether or not the indebtedness or other obligation is guaranteed or assumed by that person and (xi) accrued and unpaid interest, penalties, fines and fees with respect to any of the foregoing.

“Indemnity Threshold” has the meaning set forth in Section 7.05(a).

“Index Price” means, on a given date, the closing price of the KBW Regional Banking Index.

“Index Ratio” has the meaning set forth in Section 9.01(e)(1)(b).

“Insolvency Procedure” means any procedure (i) relating to or ensuing from a person being bankrupt or Insolvent or being a debtor under any bankruptcy, insolvency or other Applicable Law respecting debtor relief, (ii) relating to or ensuing from the appointment of a receiver, conservator, administrator, liquidator, trustee or similar officer, (iii) relating to or ensuing from any voluntary or involuntary arrangement with creditors or suspension of any creditor’s rights or (iv) relating to or ensuing from the liquidation or winding-up of a person or all or a substantial part of the assets of a person.

“Insolvent” means a person (i) not being in a position to satisfy all of such person’s Indebtedness or other Liabilities (including reasonably foreseeable prospective Liabilities) as they fall due for payment, or whose Indebtedness or other Liabilities (including reasonably foreseeable prospective Liabilities) are of an amount that is greater than the value of such person’s assets, (ii) admitting to any of the foregoing in writing, (iii) voluntarily suspending payment of such person’s obligations, (iv) making any assignment for the benefit of creditors, or (v) being subject to an Insolvency Procedure or having all or substantially all of such person’s property subject to an Insolvency Procedure.

“Intellectual Property” means all (i) trademarks, service marks, brand names, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (iii) Trade Secrets; (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights or protections throughout the world, in each case whether currently existing or hereafter developed or acquired, arising under Applicable Law or by Contract, and whether or not perfected, registered or issued, including all applications, disclosures, registrations, issuances and extensions with respect thereto.

“Interest Rate Instruments” has the meaning set forth in Section 5.02(ee).

“IRS” means the Internal Revenue Service of the United States of America.

“IT Assets” means the information technology and computer systems, including all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology and telecommunication hardware and other equipment, and all associated documentation used in or necessary to the conduct of the Company’s or any of its Subsidiaries’ businesses as conducted as of the date of this Agreement.

“Key Man Policies” has the meaning set forth in Section 6.11(a)(2).

“Knowledge” means: (i) when used with respect to the Sellers (collectively, not individually), the actual knowledge, after reasonable inquiry, of any of the Shareholders or the actual knowledge, after reasonable inquiry, of any of the following persons: the CEO (or equivalent position) of the Company and each of the Company Subsidiaries; the CFO, CRO, Chief Credit Officer, Chief Information Officer, the Company’s Director of HR (currently Deborah Wahl) and the Company’s Head of Tax (currently William Bonds); the heads of the Company’s factoring and asset based lending businesses (currently Richard Voreis and Ronald Vanek); and the CIO of Marquette Asset Management; (ii) when used with respect to a particular Seller, the actual knowledge of such Seller, after reasonable inquiry; and (iii) when used with respect to Purchaser, the actual knowledge, after reasonable inquiry, of the following persons: the CEO, CFO, CRO and Treasurer of Purchaser. For purposes of this definition, any person who is an officer or employee of a company shall be deemed to have actual knowledge of facts that would be reasonably expected to come to the attention of such officer or employee in the course of customary management reporting practices consistent with such officer’s or employee’s position.

“Lending Agreements” means those Contracts between the Company or any Company Subsidiary and a Client, other than the Factoring Agreements, under which the Company or Company Subsidiary has provided a loan to the Client secured by an interest in or a pledge of accounts receivable, inventory, machinery, equipment or other assets of the Client.

“Liabilities” means all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determinable or indeterminable, or otherwise, whenever or however arising (including whether arising out of any Contract or tort).

“Licensed Intellectual Property” has the meaning set forth in Section 5.02(t)(1).

“Lien” means any right, interest or equity of any person (including any pre-emption right, right of first refusal, option or right to acquire) or any mortgage, deed of trust, encumbrance, claim, charge, deposit arrangement, pledge, lien, assignment, restriction, hypothecation, security or priority interest, participation interest, title retention, conditional sale, financing lease or other security, preference or priority agreement or arrangement, however arising (including any created by Applicable Law), or an agreement or commitment to create any of the foregoing, other than a Permitted Lien.

“Loss” means any losses, Liabilities, claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), costs and expenses (including interest, fines, penalties and fees with respect thereto and attorneys’ and accountants’ fees and any other out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Proceeding), diminution in value and loss of future revenue, income or profits, including any of the foregoing arising under, out of or in connection with any Proceeding or award of any arbitrator of any kind, or any Applicable Law, Contract, commitment or undertaking.

“Material Adverse Effect” means, as applicable, with respect to any Seller or Purchaser, any effect that:

(a) is material and adverse to the assets, Liabilities, condition (financial or otherwise), results of operations, business, or prospects of the Company and its Subsidiaries, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clauses (i), (ii) or (iii), only to the extent that the effect of a change on it is not disproportionate to the effect of such change on comparable banking organizations organized and operated in the United States) the impact of (i) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Entities, (ii) changes in GAAP or regulatory accounting requirements applicable to banking services organizations generally, (iii) changes in prevailing interest rates or market prices or other general economic conditions generally affecting banking organizations operating in the United States or any state therein, and (iv) actions or omissions of a party to this Agreement that are expressly required by this Agreement or taken upon the written request or with the prior written consent of the other party to this Agreement, in contemplation of the transactions contemplated hereby; or

(b) would materially impair the ability of any Seller (or in any representation made by it, Purchaser), to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Material Contracts” has the meaning set forth in Section 5.02(z)(1).

“MBCA” has the meaning set forth in Section 2.03.

“MGBCL” has the meaning set forth in Section 2.03.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Minnesota Articles of Merger” has the meaning set forth in Section 2.03.

“Missouri Articles of Merger” has the meaning set forth in Section 2.03.

“NASDAQ” means the NASDAQ Stock Market.

“New Certificates” has the meaning set forth in Section 3.02(a).

“Non-Competition Period” has the meaning set forth in Section 6.17(a).

“Objection” has the meaning set forth in Section 3.06(b).

“Old Certificates” has the meaning set forth in Section 3.02(a).

“Open Source Software” means all open source software, public source software, “copyleft” software, shareware, freeware and similar software, as such terms are understood in the software industry, in executable code and/or source code form.

“Outside Date” has the meaning set forth in Section 9.01(d).

“Owned Intellectual Property” has the meaning set forth in Section 5.02(t)(1).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 6.11(a)(1).

“Per Share Consideration” has the meaning set forth in Section 3.01(a)(1).

“Permitted Enforceability Exceptions” means those exceptions with respect to receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other Applicable Law of general applicability relating to or affecting creditors’ rights or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

“Permitted Liens” has the meaning set forth in Section 5.02(y)(1).

“Phase I Assessment” has the meaning set forth in Section 6.12(a).

“Post-Closing Tax Period” has the meaning set forth in Section 6.13(a)(1).

“Preamble” means the paragraph preceding the Recitals.

“Pre-Closing Tax Period” means all Tax periods ending on or before the Closing Date and the portion ending on the Closing Date of any Straddle Period.

“Previously Disclosed” means information fully, clearly and accurately disclosed (with sufficient details to identify the nature and scope of the matter disclosed) by the Sellers or Purchaser in the applicable paragraph of its respective Disclosure Letter and, with respect to Purchaser, information disclosed in the Purchaser SEC Filings (disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer).

“Proceeding” means any judicial, administrative or arbitration action, suit, or other proceeding (whether governmental, public, private, civil, criminal or any other kind) or any claim, complaint, dispute or investigation of any kind.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Common Stock” means the common stock, par value one dollar ($1.00) per share, of Purchaser.

“Purchaser Indemnified Party” has the meaning set forth in Section 7.03(a).

“Purchaser Preferred Stock” means the preferred stock, par value one cent ($0.01) per share, of Purchaser.

“Purchaser Ratio” has the meaning set forth in Section 9.01(e)(1)(b).

“Purchaser SEC Filings” has the meaning set forth in Section 5.03(h)(1).

“Purchaser Stock” means, collectively, the Purchaser Common Stock and the Purchaser Preferred Stock.

“Purchaser Stock Plans” means the UMB Financial Corporation 2002 Incentive Stock Option Plan, as amended and restated, the UMB Financial Corporation Long-Term Incentive Compensation Plan, as amended and restated and the UMB Financial Corporation Employee Stock Ownership Plan.

“Quarter End Month” has the meaning set forth in Section 2.02.

“Reference Date Balance Sheet” has the meaning set forth in Section 3.05.

“Reference Price” means:

(i) $58.25, if the Sellers Representative has not delivered written notice pursuant to Section 9.01(e);

(ii) $46.60, if the Sellers Representative delivers written notice pursuant to Section 9.01(e) invoking Section 9.01(e)(1); or

(iii) $37.86, if the Sellers Representative delivers written notice pursuant to Section 9.01(e) invoking Section 9.01(e)(2).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Related Transactions” means a transaction related to the Merger, including a potential merger of any of Purchaser’s banking subsidiaries with any of the Company’s banking subsidiaries contemporaneously with or following the Closing.

“Representatives” means, with respect to any person, such person’s directors, managers, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants and bankers).

“Required Third-Party Consents” has the meaning set forth in Section 5.02(f).

“Requisite Regulatory Approvals” has the meaning set forth in Section 6.04(a).

“Retained Benefit Obligations” has the meaning set forth in Section 6.11(a)

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity or voting interests of, such first person.

“S Election” has the meaning set forth in Section 5.02(u)(1).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller Indemnified Parties” has the meaning set forth in Section 7.02(a)

“Sellers” has the meaning set forth in the Preamble.

“Sellers Representative” has the meaning set forth in Section 6.15(a).

“Shares” and “Share” means shares or a share of Purchaser Common Stock.

“Shareholder” has the meaning set forth in the Preamble.

“Stockholders’ Equity” means, as of a given date, the aggregate amount of the tangible common stockholders’ equity of the Company, on a consolidated basis, determined in accordance with GAAP.

“Straddle Period” means all Tax periods that include (but do not end on) the Closing Date.

“Subsidiary” means, with respect to a person, any other person directly or indirectly controlled by that person.

“Surviving Company” has the meaning set forth in the Recitals.

“Takeover Laws” has the meaning set forth in Section 5.02(i).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, duties, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, capital stock, value added, production, transfer, franchise, registration, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, premium, occupation, property, environmental, unemployment, social security (or similar), net worth, escheat, alternative or add-on minimum, estimated or other taxes, custom duties, charges, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, fines, fees, additions to tax or additional amounts imposed by any Governmental Entity whether arising before, on or after the Effective Time and whether disputed or not.

“Tax Claim” has the meaning set forth in Section 6.13(e)(1).

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, statements, estimates, information returns and claims for refund) required to be filed with respect to any Tax and any amendments or attachments thereto.

“Third-Party Claim” has the meaning set forth in Section 7.04(a).

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Transfer” has the meaning set forth in Section 5.02(ii)(6).

“True-Up Statement” has the meaning set forth in Section 3.06(a).

1.02. Interpretation.

(a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Articles, Sections or Schedules refer, respectively, to the Preamble to, a Recital, Article or Section of, or Schedule to, this Agreement;

(2) to this Agreement are to this Agreement and the Schedules to it, taken as a whole;

(3) to the “transactions contemplated hereby” include the transactions provided for in this Agreement, including the Merger;

(4) to any agreement (including this Agreement) or Contract are to the agreement or Contract as amended, modified, supplemented, restated or replaced from time to time, to the extent permitted by the terms thereof;

(5) to any Applicable Law or other law refer to such Applicable Law or other law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any Applicable Law or other law include any successor to such section;

(6) to any Governmental Entity include any successor to that Governmental Entity;

(7) to the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(8) to the terms “dollars”, “cents” and “$” mean U.S. Dollars and Cents;

(9) to any gender include the other gender;

(10) to the phrase “date hereof” or “date of this Agreement” shall be deemed to refer to December 15, 2014; and

(11) to “foreign” or “federal” shall be by reference to the United States.

(b) The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The words “include”, “includes” or “including” are to be deemed followed, in each case, by the words “without limitation”.

(d) The word “party” is to be deemed to refer to any Seller, Purchaser or Merger Sub.

(e) The word “person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

(f) The phrase “in the ordinary course” as used in this Agreement, shall be deemed to mean, in each case, “in the usual and ordinary course of business consistent with past practice”.

(g) The table of contents and article and section headings in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement or the meaning thereof.

(h) This Agreement is the product of negotiation by the parties, each having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other.

(i) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate Applicable Law.

ARTICLE II

THE MERGER

2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Merger Sub at the Effective Time. At the Effective Time, the separate existence of the Company will terminate. Merger Sub will be the Surviving Company in the Merger and will continue its existence under the laws of the State of Missouri under its Constituent Documents existing immediately prior to the Effective Time.

2.02. Closing. The closing of the Merger (the “Closing”) will take place at the offices of Sullivan & Cromwell LLP in New York City at 10:00 a.m., New York City time, on the next Business Day following (x) the expiration of all applicable waiting periods associated with the Requisite Regulatory Approvals and (y) the satisfaction or waiver of the conditions set forth in ARTICLE VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”); provided, however, that if the Closing Date specified by the preceding provisions of this Section 2.02 would occur in any Quarter End Month (or within nine (9) days after the last day of any Quarter End Month), then the Closing Date shall, instead, be a date designated by Purchaser that is no later than ten (10) days after the last day of such Quarter End Month. The term “Quarter End Month” refers to any of the following months: March, June, September or December. A different Closing Date may be agreed upon by the parties in writing.

2.03. Effective Time. Subject to the provisions of this Agreement, in connection with the Closing, the Company and Merger Sub will duly execute and deliver, to be effective as of the Closing Date, (i) articles of merger and summary articles of merger (together, the “Missouri Articles of Merger”) to the Secretary of State of Missouri for filing under Sections 351.430–435 of the General and Business Corporation Law of Missouri (the “MGBCL”) and (ii) articles of merger (the “Minnesota Articles of Merger”) to the Secretary of State of Minnesota for filing under Section 302A.615 of the Minnesota Business Corporation Act (the “MBCA”). The parties will make all other filings or recordings required under the MGBCL and the MBCA, and the Merger will become effective when the Missouri Articles of Merger are filed in the office of the Secretary of State of Missouri and the Minnesota Articles of Merger are filed in the office of the Secretary of State of Minnesota, or at such later date or time as the parties agree and specify in the Missouri Articles of Merger and the Minnesota Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

2.04. Shareholder Written Consent and Waiver of Meeting. Each Shareholder agrees that the execution of this Agreement is intended to, and shall, constitute such Shareholder’s irrevocable written consent to the Merger (including in respect of shares of Company Common Stock over which a Shareholder is authorized to vote or consent as proxy) in lieu of a meeting of the shareholders of the Company and in lieu of a meeting and recommendation of the Company Board, pursuant to Section 302A.441, Subdivision 1 and Section 302A.201, Subdivision 2 of the MBCA, respectively. Each Shareholder also waives his right to, and his right to notice of, any meeting for purposes of voting on the approval of the Merger. In furtherance of the foregoing, and consistent with Section 6.14, each Shareholder agrees to take such action and to execute such further agreements or consents as may be required under the MBCA or other Applicable Law, in each case, to effect the intent of the foregoing, including to approve the Merger.

2.05. Company Board Commitment. The Company Board shall take such action and execute such further agreements or consents as may be required under the MBCA or other Applicable Law, in each case, to effect the intent of the foregoing, including to approve the Merger.

2.06. Effects of the Merger. The Merger will have the effects prescribed by Applicable Law, including the MGBCL. The name of the Surviving Company as of the Effective Time will be the name of Merger Sub. The Constituent Documents of Merger Sub, as in effect immediately before the Effective Time, will be the Constituent Documents of the Surviving Company as of the Effective Time. Unless otherwise determined by Purchaser, the directors, officers and managers of Merger Sub immediately before the Effective Time will be the directors, officers and managers of Merger Sub immediately following the Effective Time, until their successors are duly appointed.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01. Effect on Stock. At the Effective Time, as a result of the Merger and without any action by the Company or any holder of Company Common Stock:

(a) Company Common Stock.

(1) Each Exchangeable Share as of the Effective Time will be converted into and constitute the right to receive the “Per Share Consideration”, which equals the number of Shares equal to the sum of (x) the Exchange Ratio PLUS (y) the Estimated Per Share Equity Adjustment Amount, it being understood that the addition of a negative Estimated Per Share Equity Adjustment Amount to the Exchange Ratio shall reduce the Per Share Consideration by the absolute value of such negative Estimated Per Share Equity Adjustment Amount.

(2) Shares of Company Common Stock held in treasury by the Company shall be cancelled (and, for clarity, no Per Share Consideration shall be payable in respect of such shares).

(3) Shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist; holders of Company Common Stock will cease to be, and will have no rights as, stockholders of the Company; and certificates that represented shares of Company Common Stock prior to the Effective Time will be deemed for all purposes to represent only the right to receive, without interest, the Per Share Consideration.

(b) At and after the Effective Time, there will be no transfers of shares of Company Common Stock on the stock transfer books of the Company or the Surviving Company, and shares of Company Common Stock presented to the Surviving Company or Purchaser will be cancelled and exchanged in accordance with this ARTICLE III.

(c) Purchaser Common Stock. Each share of Purchaser Common Stock outstanding immediately prior to the Effective Time will remain outstanding.

3.02. Exchange Agent; Payment of Per Share Consideration.

(a) At or before the Effective Time, Purchaser will deposit with UMB Bank, National Association (in this capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of Company Common Stock (“Old Certificates”), certificates or, at Purchaser’s option, evidence of shares in book-entry form (“New Certificates”), representing the Shares issuable to holders of Old Certificates under this ARTICLE III.

(b) At least ten (10) Business Days prior to the Closing Date, Purchaser shall cause the Exchange Agent to deliver to each Shareholder a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the Per Share Consideration.

(c) At least five (5) Business Days prior to the Closing Date, each Shareholder shall deliver each of his Old Certificates, with a duly completed and validly executed letter of transmittal in the form, and in accordance with the instructions, provided by the Exchange Agent, to the Exchange Agent.

(d) If any New Certificate is to be issued in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the person requesting the exchange (i) pay any transfer or other Taxes required by reason of the issuance of the New Certificate in a name other than the name of the registered holder of the surrendered Old Certificate or (ii) establish to the satisfaction of Purchaser (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(e) Promptly following the Effective Time, Purchaser shall instruct the Exchange Agent to deliver the New Certificates to the Shareholders in accordance with this ARTICLE III.

3.03. Fractional Shares. No fractional Shares shall be issued to any Shareholder in connection with this Agreement or as a result of the Merger. Any such fractional Share due to a Shareholder shall be rounded up or down to the nearest whole number of Shares.

3.04. Anti-Dilution Adjustments. If Purchaser before the Effective Time changes (or the board of directors of Purchaser sets a related record date that will occur before the Effective Time for a change in) the number or kind of Shares outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the Exchange Ratio will be adjusted proportionately to account for such change.

3.05. Estimated Per Share Equity Adjustment Amount. At least ten (10) Business Days prior to the Closing Date, the Company shall deliver to Purchaser: (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Business Day that is (x) the last Business Day of a calendar month preceding the calendar month in which the Closing is scheduled to occur pursuant to Section 2.02 and (y) at least twenty (20) days prior to the Closing Date (the “Reference Date Balance Sheet”), prepared in accordance with GAAP and on a basis consistent with the accounting practices and policies used in the preparation of the Company Financial Statements; and (ii) a certificate setting forth the Company’s projection, based on the Reference Date Balance Sheet, of the Stockholders’ Equity as of the Closing Date,

consistent with the Company’s past practices in preparing projections and reflecting the methodology described in Section 3.06(a) below (the “Estimated Equity Amount”). The Company shall afford Purchaser and its Representatives the opportunity to review all work papers and documentation used by the Company in preparing the Reference Date Balance Sheet and the Estimated Equity Amount.

3.06. Post-Closing Adjustments.

(a) As promptly as practicable, but no later than sixty (60) days after the Closing Date, Purchaser shall cause to be prepared and delivered to the Sellers Representative a proposed final consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the “Closing Date Balance Sheet”), and a certificate based on such Closing Date Balance Sheet setting forth Purchaser’s calculation of the Stockholders’ Equity as of the close of business on the Closing Date (the “Final Equity Amount”, and together with the Closing Date Balance Sheet, the “True-Up Statement”). The Closing Date Balance Sheet shall be prepared in accordance with GAAP applied on a basis that is consistent with the preparation of the Company Financial Statements, including the use of the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies, that were employed in the preparation of the Reference Date Balance Sheet, to the extent consistent with GAAP. For clarity, and in accordance with GAAP, the Closing Date Balance Sheet shall (i) to the extent completed as of the close of business on the Closing Date, reflect the sale of the Designated Securities provided for in Section 6.10, the transfer of the Pension Plan provided for in Section 6.11(a)(1), the transfer of the Key Man Policies and related payment of cash provided for in Section 6.11(a)(2), the transfer of the Company deferred compensation plan, and the trust established in connection with such deferred compensation plan, provided for in Section 6.11(a)(3), and the Company’s payment or accrual of all fees and expenses incurred in connection with the consummation of the Merger as provided for in Section 10.01 (including all fees payable to the Company’s financial advisor), (ii) not reflect transaction-related entries, accruals or adjustments, such as purchase accounting adjustments, vendor or funding termination penalties, management change-in-control or retention payments, and employee severance costs, and (iii) include the same line items reflected in the Reference Date Balance Sheet, to the extent consistent with GAAP. In calculating the accumulated other comprehensive income (loss) on the Closing Date Balance Sheet, the net unrealized gain (loss) on securities will be determined using the same valuation agent and methodology used by the Company in preparing the Company Financial Statements, to the extent consistent with GAAP. Purchaser shall afford the Sellers Representative and its Representatives the opportunity to review all work papers and documentation used by Purchaser in preparing the True-Up Statement.

(b) Except as otherwise expressly provided herein, the determination of the True-Up Statement shall be final and binding on the parties hereto, unless, within thirty (30) days after receipt by the Sellers Representative of such True-Up Statement, the Sellers Representative shall notify Purchaser in writing of its disagreement with any amount included therein or omitted therefrom (each dispute, an “Objection”), in which case, if the parties are unable to resolve the Objections within ten (10) Business Days of the receipt by Purchaser of notice of such disagreement, such unresolved Objections shall be determined by a nationally recognized independent accounting firm selected by mutual agreement between the Sellers Representative and Purchaser (the “Accounting Referee”); provided, however, that in the event the fees of the Accounting Referee as estimated by such firm would exceed fifty percent (50%) of the net amount in dispute, the parties agree that the Accounting Referee shall not be engaged by either party and that such net amount in dispute shall be equally apportioned between the Shareholders, on the one hand, and Purchaser, on the other hand. The Accounting Referee shall be instructed to resolve the Objections within ten (10) Business Days of engagement, to the extent reasonably practicable. The determination of the Accounting Referee shall be final and binding on the parties hereto. The fees and costs of the Accounting Referee, if one is required, shall be payable (i) fifty percent (50%) by the Shareholders, on the one hand, and (ii) fifty percent (50%) by Purchaser, on the other hand.

(c) Not later than the close of business on the second (2nd) Business Day following the final determination of the True-Up Statement pursuant to Section 3.06(b) (the “Adjustment Payment Date”), the Shareholders and Purchaser shall effect the transfer, at Purchaser’s option, of either (i) Shares (with an agreed value per Share equal to the Reference Price) or (ii) cash, in each case, as may be necessary to reflect the difference, positive or negative, of (x) the Final Per Share Equity Adjustment Amount (based on the Final Equity Amount), MINUS (y) the Estimated Per Share Equity Adjustment Amount (based on the Estimated Equity Amount), as set forth on the True-Up Statement, as finally determined. Such transfer shall include the transfer of any amount of dividends (cash or stock) or other distributions paid on the Shares between the Closing Date and the Adjustment Payment Date that are attributable to the number of Shares transferred as an adjustment pursuant to this Section 3.06(c) with the intent that the party that would have been entitled to such Shares as of the Effective Time had the Final Equity Amount been known at Closing shall receive the economic benefits associated with such Shares; provided, however, that no interest shall be paid by either party on any amounts so transferred pursuant to this Section 3.06(c) (in cash or in stock).

(d) Any adjustments provided for in this ARTICLE III shall be deemed, for purposes of Tax, to be adjustments to the consideration for the Merger.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.01. Forbearances of the Sellers. Each Seller agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Purchaser (which consent will not be unreasonably withheld or delayed), such Seller shall cause the Company, and each Company Subsidiary, not to:

(a) Ordinary Course. Conduct its business other than in the ordinary course or fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, vendors, employees and business associates.

(b) Operations. Enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management or other banking and operating policies or practices, except (i) as required by Applicable Law or policies imposed by any Governmental Entity or (ii) for immaterial adjustments to such policies or practices made in the ordinary course.

(c) Products. Materially alter any of its policies or practices with respect to the rates, fees, charges, credit or underwriting policies, levels of services or products available to customers of the Company or its Subsidiaries or, other than in response to market developments and with notice to Purchaser, offer any promotional pricing with respect to any product or service available to customers of the Company or its Subsidiaries; provided that the Company’s or any of its Subsidiaries’ response to market developments is comparable with its past practices in responding to similar market developments.

(d) Brokered Deposits; National CD Program; Federal Home Loan Bank Advances. Other than in the ordinary course, (i) book any “brokered deposits”, as such term is defined in 12 C.F.R. § 337.6, (ii) issue any new certificates of deposit in connection with its national deposit program or (iii) make any additional borrowings in the form of a Federal Home Loan Bank advance, in each case of clauses (i) – (iii), with an original maturity in excess of twenty-four (24) months.

(e) Deposit Mix. Materially alter the mix, type or aggregate amount of deposits held by any Company Subsidiary.

(f) Securities Portfolio. Other than in the ordinary course, purchase any securities other than short-term securities issued by the United States Department of the Treasury.

(g) Capital Expenditures. Make any capital expenditures in excess of one hundred thousand dollars ($100,000) individually or five hundred thousand dollars ($500,000) in the aggregate.

(h) Material Contracts. Terminate, enter into, amend, modify, extend or renew any Material Contract.

(i) Extensions of Credit and Interest Rate Instruments. Make, renew or amend any Extension of Credit in excess of ten million dollars ($10,000,000); enter into, renew or amend any Interest Rate Instrument; or terminate any Interest Rate Instrument prior to its stated maturity.

(j) Loan Portfolio. Amend or modify, including by entering into any forbearance agreement with respect to, any Extension of Credit, other than those described in Section 4.01(i) and other than in the ordinary course and consistent with the written loan policies of, as applicable, the Company or a Company Subsidiary.

(k) Capital Stock. Issue, sell, split, combine, reclassify or otherwise permit to become outstanding, or dispose of, allow the creation of an Adverse Right in respect of or permit a Lien to be placed on any shares of its stock, or authorize or propose the creation of any additional shares of its stock or Rights with respect to its stock.

(l) Dividends, Distributions, Repurchases. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(m) Borrowings. Other than overnight borrowings in the ordinary course, incur any additional Indebtedness (i) in excess, individually, of ten million dollars ($10,000,000); (ii) in excess, in the aggregate, of twenty-five million dollars ($25,000,000); or (iii) other than in the ordinary course.

(n) Trust-Preferred Securities. Act in a way inconsistent with its past practice with respect to payments on, or redeem, any of the Company’s outstanding trust-preferred securities.

(o) Insurance. Fail to maintain in effect any Company Insurance Policy, in each case on substantially the same terms as currently in effect.

(p) Branches. Close, sell, consolidate or relocate or materially alter any of its branches or offices.

(q) Reorganization. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization.

(r) Dispositions. Sell, transfer, mortgage, encumber, allow a Lien to be placed on or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except (i) for sales, transfers, Liens or other dispositions or discontinuances in the ordinary course and in a transaction that individually or taken together with all other such transactions is not material or not reasonably likely to be material to it and its Subsidiaries, individually or in the aggregate, or (ii) in respect of assets received in foreclosure or otherwise in satisfaction of debts and which are sold in a commercially reasonable manner and in the ordinary course (provided that, at Purchaser’s request, the Company shall provide a list of dispositions of any such assets specified in clause (ii) during the period specified in such request).

(s) Acquisitions. Acquire (other than by way of foreclosures or acquisitions in a fiduciary or similar capacity, through an investment advisory or trust account, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course) all or any portion of the assets, business, deposits or properties of any other person.

(t) Constituent Documents. Amend its Constituent Documents (or similar governing documents).

(u) Accounting and Audit Matters. Implement or adopt any change in (i) its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Entity, or (ii) the scope or schedule of its auditing activities.

(v) Tax Matters. Make, change or revoke any material Tax election, file any amended Tax Return with respect to a material amount of Taxes, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, take any action with respect to Taxes, other than in the ordinary course, change the residence of the Company or any Company Subsidiary for Tax purposes or take any action which is reasonably likely to have a materially adverse impact on the Tax position of the Company or any Company Subsidiary, or, after the Merger, on the Tax position of the Surviving Company or Purchaser or their respective Subsidiaries.

(w) Intellectual Property. Grant any license with respect to, permit the lapse of, or enter into, modify or terminate, any agreement relating to any Intellectual Property.

(x) Open Source Software. (i) Use Open Source Software, (ii) incorporate Open Source Software into any product or service offered by the Company or any of its Subsidiaries or into any Company Intellectual Property, or (iii) modify or distribute any product or service offered by the Company or any of its Subsidiaries or any Company Intellectual Property, in each case, such that the Company or any of its Subsidiaries would be required to disclose, distribute or otherwise make available the source code of any software contained in the Company Intellectual Property in order to comply with applicable Open Source Software licenses.

(y) Claims. Commence, settle or compromise any Proceeding, except for (i) a Proceeding that is an “Indemnified Claim” as such term is defined in that certain Assignment, Assumption of Liability, and Indemnification Agreement between State Bank and Trust Company, a Texas banking association, and SB&T Holding, Inc., a Texas corporation, effective as of immediately prior to the “Calculation Time” as defined in that certain Stock Purchase Agreement by and between SB&T Holding, Inc. and Meridian Bank Texas, a Texas banking association, dated as of February 24, 2014, or (ii) a Proceeding that is settled or compromised in the ordinary course in an amount or for consideration not in excess of fifty thousand dollars ($50,000) and that would not (x) impose any restriction on the business of it or any of its Subsidiaries or, after the Effective Time, Purchaser or its Subsidiaries or (y) create a precedent for claims that is reasonably likely to be adverse to it or its Subsidiaries, or, after the Effective Time, Purchaser or its Subsidiaries.

(z) Compensation and Benefits. Except as required by Applicable Law, the terms of any Company Plan in effect on the date hereof, or as provided for under Section 6.11 of this Agreement, (i) increase the compensation, target bonus amounts or pension, welfare, severance or other benefits of any officer, employee or director of the Company or any of its Subsidiaries, other than ordinary course increases in base salaries not to exceed, in the aggregate, five percent (5%) of total base salaries in effect as of the date of this Agreement (and corresponding increases in target annual bonuses occurring solely as a result of such increases in base salaries), (ii) grant any equity-based award, (iii) materially increase the benefits provided under any Company Plan, (iv) grant or provide any increase in severance or termination payments or benefits to any officer, employee or director of the Company or any of its Subsidiaries, (v) establish, adopt, enter into, amend or terminate any Company Plan or award thereunder, (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (vii) enter into or forgive any loan to any officer, employee or director of the Company or any of its Subsidiaries, (viii) terminate the employment of any “key executive” (as defined in the Company’s or the applicable Company Subsidiary’s severance guidelines as in effect as of the date hereof), other than for cause, (ix) hire any employee who would be a “key executive” (as defined in the Company’s or the applicable Company Subsidiary’s severance guidelines as in effect as of the date hereof), or (x) establish, adopt or enter into any collective bargaining or other labor agreement.

(aa) Communication. Except as may be expressly required by Applicable Law or by applicable plan documents, make any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without (i) providing Purchaser with a copy of the intended communication, (ii) providing Purchaser with a reasonable period of time to review and comment on the communication, and (iii) cooperating with Purchaser in providing any such mutually agreeable communication (it being agreed that communications made in accordance with a plan pre-approved by Purchaser shall not require separate subsequent notification or approval).

(bb) Adverse Actions. Notwithstanding any other provision hereof, (i) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in ARTICLE VIII not being satisfied in a timely manner, or any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by Applicable Law.

(cc) Commitments. Enter into any Contract with respect to, or otherwise agree or commit to do, any of the foregoing.

4.02. Forbearances of Purchaser. Purchaser agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of the Sellers Representative (which consent will not be unreasonably withheld or delayed), Purchaser shall not:

(a) Constituent Documents. Amend its Constituent Documents in a manner that would materially and adversely affect the rights and privileges of holders of Shares or prevent or materially impede or materially delay consummation of the transactions contemplated hereby.

(b) Adverse Actions. Notwithstanding any other provision hereof, (i) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in ARTICLE VIII not being satisfied in a timely manner or to engage in any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by Applicable Law; it being understood that nothing in this Agreement shall limit Purchaser’s ability to engage in capital markets activities or merger and acquisition activities.

(c) Commitments. Enter into any Contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01. Disclosure Letters. Before entry into this Agreement, the Sellers delivered to Purchaser a letter, and Purchaser delivered to the Sellers Representative a letter (respectively, each letter a “Disclosure Letter”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more covenants contained in ARTICLE IV or ARTICLE VI or one or more representations or warranties contained in this ARTICLE V. The inclusion of an item in a Disclosure Letter as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.

5.02. Representations and Warranties of the Sellers. Except as Previously Disclosed, each Seller hereby, jointly and severally, represents and warrants to Purchaser and Merger Sub as follows:

(a) Organization, Standing and Authority.

(1) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The Company has Previously Disclosed and made available to Purchaser a complete and correct copy of the Company’s Constituent Documents, each as amended to the date hereof, and such Constituent Documents are in full force and effect.

(2) Each Shareholder has full power, authority and legal capacity to enter into this Agreement, to perform his obligations hereunder and to effect the consummation of the Merger and the transactions contemplated hereby to the extent applicable to him. Each Shareholder is the record and beneficial holder of the shares of Company Common Stock set opposite his name on Schedule A, and each such Shareholder has full and unqualified authority to exercise the voting power with respect to such shares of Company Common Stock.

(b) Company Securities.

(1) The authorized capital stock of the Company consists of 1,000,000 shares of Company Common Stock, of which 376,020 shares are outstanding. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and are not subject to any Adverse Right (and were not issued in violation of any preemptive rights). The Company does not have any Rights issued or outstanding, any shares of Company Common Stock reserved for issuance or any commitment to authorize, issue or sell any Company Common Stock or any Rights. The Company has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Company Common Stock.

(2) The sale and delivery of the shares of Company Common Stock as contemplated by this Agreement is not subject to any Adverse Right or other restriction. Collectively, the Shareholders (i) are the record and beneficial owners of, and have good and valid title to, all of the shares of Company Common Stock, free and clear of any Liens or Adverse Rights, and no authorization for any such Lien or Adverse Right has been given and (ii) control one hundred percent (100%) of the voting power of the Company required to vote on, or give its written consent to, the Merger and the transactions contemplated hereby.

(3) There are no voting trusts, proxies, stockholder agreements or other agreements or understandings with respect to the voting of shares of Company Common Stock other than the Shareholders’ commitments in Section 2.04.

(4) The Company has Previously Disclosed a list of all bonds, debentures, notes or other obligations that have been issued by the Company or any of its Subsidiaries as of the date hereof (other than deposits and other short-term obligations issued and outstanding in the ordinary course), which list includes a description of the terms and conditions on which such bonds, debentures, notes or other obligations may be redeemed by it or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matter.

(c) Subsidiaries and Equity Holdings.

(1) The Company has Previously Disclosed (i) a list setting forth each Company Subsidiary, (ii) the number of authorized and issued and outstanding shares of each such Subsidiary and (iii) the record owner(s) of such issued and outstanding shares. The Company owns, directly or indirectly, all the outstanding equity securities of (and all the voting power in respect of) each of its Subsidiaries free and clear of Liens or any Adverse Rights, and all such equity securities have been duly authorized and are validly issued and outstanding, fully paid and non-assessable (except, in the case of Meridian Bank, National Association, as provided in 12 U.S.C. § 55 or comparable state law in the case of Meridian Bank Texas). No equity securities of any Company Subsidiary are or may become required to be issued (other than to the Company or one of its wholly-owned Subsidiaries) by reason of any Right or otherwise. There are no Contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound to sell or otherwise transfer any equity securities of any Company Subsidiary. There are no Contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound that relate to the Company’s or any of its Subsidiaries’ rights to vote or dispose of any equity securities of any Company Subsidiary. Each Company Subsidiary that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the FDI Act.

(2) Each Company Subsidiary has been duly organized and is validly existing in good standing under the Applicable Laws of the jurisdiction of such Subsidiary’s organization, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of such Subsidiary’s assets or property or the conduct of such Subsidiary’s business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or such Subsidiary (individually or in the aggregate). The Company has made available to Purchaser a complete and correct copy of the Constituent Documents, each as amended to the date hereof, for each Company Subsidiary, and such Constituent Documents are in full force and effect.

(3) The Company has Previously Disclosed a list of all equity securities that it and its Subsidiaries own, control or hold other than in a custodial or fiduciary capacity.

(d) Power. The Company and each of its Subsidiaries has the corporate (or comparable organizational) power and authority to own and operate their respective assets and properties and to conduct their respective businesses as such businesses are now being conducted. The Company and each of its Subsidiaries has the corporate (or comparable organizational) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Authority. Each Seller has duly executed and delivered this Agreement and, in the case of the Company, has taken all corporate action necessary for it to execute and deliver this Agreement. This Agreement, the Merger and the transactions contemplated hereby have been authorized by all necessary corporate (or comparable organizational) action on the part of the Company and each of its Subsidiaries. This Agreement is a valid and legally binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as enforcement may be limited by one or more Permitted Enforceability Exceptions. All actions taken by the Company Board in connection with this Agreement have been approved unanimously.

(f) Consents and Approvals. Section 5.02(f) of the Sellers Disclosure Letter contains a true, correct and complete listing of all notices, applications or other filings required to be made by the Company or any of its Subsidiaries with, and any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity or any third party (such required third-party consents, the “Required Third-Party Consents”) in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and (ii) the filing of the Missouri Articles of Merger and the Minnesota Articles of Merger with respect to the Merger.

(g) No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.02(f), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, conflict with, require a consent or approval under or notice with respect to, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (i) the Company’s Constituent Documents or those of its Subsidiaries, (ii) any Contract, indenture, lease, policy or other instrument of any Seller or any Company Subsidiary, or by which any Seller or any Company Subsidiary is bound or affected, or to which any Seller or any Company Subsidiary or any Seller’s or any Company Subsidiary’s respective businesses, operations, assets or properties is subject or receives benefits, or (iii) any Applicable Law.

(h) Insolvency. No Seller nor any Company Subsidiary is currently subject to any Insolvency Procedure. No Seller has any Knowledge or reason to believe that he or any of the Company or any Company Subsidiary will become subject to any Insolvency Procedure prior to the consummation of the Merger and the transactions contemplated hereby.

(i) Takeover Laws and Provisions. This Agreement and the transactions contemplated hereby are exempt from any applicable “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or “antitakeover” provisions of the MBCA (collectively, the “Takeover Laws”).

(j) Financial Advisors. No Seller, nor any Company Subsidiary nor any of the Company’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, the Company has retained D.A. Davidson Companies as its financial advisor, and a complete and correct copy of its arrangements with D.A. Davidson Companies has been made available to Purchaser (except that the prospect list provided therein has been redacted).

(k) Indebtedness between Companies and Shareholders. Section 5.02(k) of the Sellers Disclosure Letter contains a true, correct and complete listing of all Indebtedness extended by the Company and its Subsidiaries to each Shareholder or any Affiliate of such Shareholder (excluding the Company and its Subsidiaries), or by any Shareholder or Affiliate thereof (excluding the Company and its Subsidiaries) to the Company or any of its Subsidiaries, specifying in each case the terms and duration of such Indebtedness.

(l) Business Relationships with Affiliates. Each Contract between the Company or a Company Subsidiary, on the one hand, and an Affiliate of the Company (other than the Company or a Company Subsidiary), on the other hand, is on market terms, is in compliance with any Applicable Law regarding affiliate transactions and was entered into in the ordinary course on an arm’s-length basis.

(m) Financial Reports and Regulatory Filings.

(1) The Company has Previously Disclosed complete and correct copies of (i) its consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of McGladrey LLP, its independent auditor) for the years ended December 31, 2011, 2012 and 2013, and (ii) its consolidated unaudited balance sheet and statements of income as of and for the nine (9)-month periods ended September 30, 2012, 2013 and 2014. The Company will provide Purchaser when available with similar customary audited year-end and unaudited interim financial statements (including any related notes and schedules thereto) for each of the quarterly and annual periods ended thereafter and any partial quarter period prior to Closing as reasonably requested by Purchaser (all of the foregoing audited and unaudited financial statements referred to collectively as the “Company Financial Statements”). Each of the statements of financial position (or equivalent statements) included in the Company Financial Statements

(including any related notes and schedules) fairly presents or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the date of such statement, and each of the statements of income, comprehensive income (loss) and changes in stockholders’ equity and cash flows included in the Company Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects, the consolidated results of operations, comprehensive income, changes in stockholders’ equity and changes in cash flows, as applicable, of the Company and its Subsidiaries for the periods set forth in such statement, in each case, in accordance with GAAP, during the periods involved; provided, however, that any interim Company Financial Statements are subject to normal year-end audit adjustments and lack footnotes and other required presentation items. McGladrey LLP, which has certified certain financial statements of the Company and its Subsidiaries, is an independent registered public accountant with respect to the Company as would be required by the Securities Act and the Exchange Act, were such independence requirements applicable to the Company.

(2) Since December 31, 2011, the Company and each of its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entities, except where the failure to so file would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied with all of the Applicable Laws enforced or promulgated by the Governmental Entity with which they were filed, except where the failure to do so would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(n) Absence of Undisclosed Liabilities. Except (i) as fully and adequately reflected or reserved against in the Company Financial Statements as of September 30, 2014 and (ii) for Liabilities incurred in the ordinary course subsequent to September 30, 2014 that would not be prohibited by this Agreement and are not material to the Company or its Subsidiaries, taken as a whole, the Company has no Liabilities.

(o) Absence of Certain Changes; Conduct of Business. Since December 31, 2013, (i) other than in the ordinary course, the Company and its Subsidiaries have not incurred any material obligation or Liability, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, (ii) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, (iii) no Seller and no Company Subsidiary has taken any of the actions referenced in Section 4.01, and (iv) no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or its Subsidiaries, taken as a whole.

(p) Litigation. There is no dispute or Proceeding (x) pending, (y) to the Sellers’ Knowledge, threatened against or affecting any Seller or any Company Subsidiary, or (z) with respect to any Proceeding that is reasonably likely to be material, to the Sellers’ Knowledge, reasonably likely to be brought against or affecting any Seller or any Company Subsidiary, nor is there any judgment, order, decree, injunction or ruling of any Governmental Entity or arbitration outstanding against the Company or any Company Subsidiary (or to the Sellers’ Knowledge, in the process of being issued), except, in each case, as would not if adversely determined, individually or in the aggregate, be reasonably likely to (i) involve a claim for damages to the Company or any Company Subsidiary in excess of twenty-five thousand dollars ($25,000), (ii) impair the ability of the Company or any Company Subsidiary to operate its business in the ordinary course, or (iii) impair or delay the ability of any Seller to consummate the Merger or the transactions contemplated hereby.

(q) Compliance with Laws. The Company and each of its Subsidiaries:

(1) conducts its business, and in the last five (5) years, has conducted its business, in all material respects, in compliance with all Applicable Laws pertaining to it or to the employees conducting such businesses;

(2) currently has a rating of “Satisfactory” or better under the CRA to the extent it is subject to such act;

(3) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened;

(4) has received, since December 31, 2009, no notification from a Governmental Entity (i) asserting that it is not in compliance with any Applicable Law that such Governmental Entity enforces, (ii) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, order or approval or (iii) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, be material to the Company or to any Company Subsidiary, individually or in the aggregate; and

(5) has not, in any of the last ten (10) years, been convicted or pled guilty to any felony or misdemeanor.

(r) Regulatory Matters. Neither the Company nor any of its Subsidiaries is subject to, or has been advised that the Company or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted, in the past twenty-four (24) months, any extraordinary board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of the Company or any of its Subsidiaries.

(s) Books and Records and Internal Controls.

(1) The Company’s books and records and those of its Subsidiaries have been properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(2) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and (ii) prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company and its Subsidiaries.

(3) Since December 31, 2009, neither the Company, nor any of its Subsidiaries, has received from its respective independent accountants any oral or written notification of any (i) “significant deficiency” in the design or operation of its internal controls over financial reporting, (ii) “material weakness” in its internal controls over financial reporting, or (iii) fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(t) Intellectual Property.

(1) All Intellectual Property used in the operation of the respective businesses of the Company and its Subsidiaries (“Company Intellectual Property”) is either owned by the Company or one or more of its Subsidiaries (“Owned Intellectual Property”) or is used by the Company or one or more of its Subsidiaries pursuant to a valid, written license agreement (“Licensed

Intellectual Property”). All of the Company’s and its Subsidiaries’ rights to the Company Intellectual Property shall survive the consummation of the transactions contemplated by this Agreement unchanged. Consummation of the Merger and the transactions contemplated by this Agreement will not create any rights authorizing third parties to use any Intellectual Property owned by Purchaser or Purchaser’s Subsidiaries. The Company or its relevant Subsidiary exclusively owns all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens. The Owned Intellectual Property is subsisting, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Company’s use thereof or its rights thereto. The Company has Previously Disclosed all Owned Intellectual Property that is Registered and/or material to the business of the Company or any of its Subsidiaries.

(2) The conduct of the respective businesses of the Company and its Subsidiaries does not, and in the past six (6) years has not, infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party. To the Sellers’ Knowledge, no person is infringing, misappropriating or otherwise violating any Owned Intellectual Property right or, to the Sellers’ Knowledge, any rights of the Company or any of its Subsidiaries in any Licensed Intellectual Property.

(3) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and, to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not, to the Sellers’ Knowledge, been breached. All Intellectual Property developed under Contract to the Company or any of its Subsidiaries has been validly assigned to the Company or the applicable Subsidiary or is otherwise owned by the Company or the applicable Company Subsidiary.

(4) The IT Assets are in good working condition; have been properly maintained by technically competent personnel in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry to ensure proper operation, monitoring and use; operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses; and have not materially malfunctioned or failed within the past three (3) years. To the Sellers’ Knowledge, the IT Assets do not contain any “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets.

(5) Each of the Company and its Subsidiaries has established and is in compliance with a written information security program that includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and data. To the Sellers’ Knowledge, no person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented backup, security and disaster recovery technology and safeguards consistent with industry practices. The Company and its Subsidiaries take reasonable measures, which are adequate to comply with all Applicable Law and its contractual and privacy commitments, to protect the confidentiality of customer financial and other data. Each of the Company and its Subsidiaries has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

(6) The Company has Previously Disclosed each item of Open Source Software that is licensed or otherwise used by the Company or any of its Subsidiaries. The conduct of the business of the Company and its Subsidiaries as currently conducted does not violate any license terms applicable to any item of such Open Source Software. No software contained in the Owned Intellectual Property contains, is derived from, is distributed with or is being or was developed using Open Source Software that is licensed under any terms that impose or could impose a requirement or condition that any software contained in the Owned Intellectual Property or part thereof: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or derivative works; or (iii) be redistributable at no charge.

(u) Taxes.

(1) At all times since January 1, 1999 through the Closing Date, the Company had a valid election in effect under Section 1362 of the Code and any comparable provision of Applicable Law (the “S Election”) and such S Election has never been terminated or revoked. Since January 1, 2003, the Company has not had any incorporated subsidiaries that were not “qualified subchapter S subsidiaries” within the meaning of Section 1361(b)(3)(B) of the Code and each such subsidiary was a qualified subchapter S subsidiary at all times from either its incorporation or its acquisition by the Company through the Closing Date. The S Election or the status of each incorporated subsidiary as a qualified subchapter S subsidiary has not been the subject of any audit, challenge or proceeding with any Governmental Entity. Since January 1, 2003, the Company has not had any Subsidiary that was not incorporated that was not disregarded as separate from its owner for federal Tax purposes and each such Subsidiary was so disregarded at all times from either its formation or its acquisition by the Company through the Closing Date. The Company has not been required to recognize any net built-in gains of the Company and its Subsidiaries within the meaning of Section 1374 of the Code other than (i) $2,915,229 recognized due to an adjustment under Section 481(a) of the Code due to a conversion from cash to accrual basis accounting and (ii) $70,466,070 recognized in 2002. The net built-in gains described in clauses (i) and (ii) of the preceding sentence were properly included in the Tax Returns of the Company and its Subsidiaries and all Taxes thereon were properly and timely paid. Neither the Company nor any qualified subchapter S subsidiary of the Company has, in the past ten (10) years, acquired assets from another corporation in a transaction in which the Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets in the hands of the transferor.

(2) Section 5.02(u)(2) of the Sellers Disclosure Letter lists each material obligation, debt, account balance or other payable or receivable of any kind between either of Meridian Bank Texas and Meridian Bank, N.A., on the one hand, and the Company or any other of its Subsidiaries, on the other hand.

(3) All Tax Returns that were required to be filed (taking into account any extensions of time within which to file) by or with respect to the Company and its Subsidiaries have been duly, timely and accurately filed with the appropriate Governmental Entity and all such Tax Returns are true, complete and accurate in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

(4) All material Taxes that are due and payable with respect to the Company or any of its Subsidiaries (whether or not shown to be due on the Tax Returns referred to in Section 5.02(u)(3)) have been paid in full.

(5) All deficiencies asserted or assessments made as a result of any audit or examination by any Governmental Entity of the Tax Returns referred to in Section 5.02(u)(3) have been paid in full or otherwise finally resolved. To the Company’s Knowledge, no issues have been raised by any Governmental Entity, or are expected to be raised by any directors or officers of the Company or any Company Subsidiary based upon personal contact with any agent of any Governmental Entity, in connection with any audit or examination of any Tax Return and no such issues are currently pending.

(6) There are no pending, or threatened in writing, audits, examinations, investigations or other Proceedings in respect of Taxes, Tax Returns or Tax matters, in each case, with respect to the Company or any of its Subsidiaries. No written claim has been made within the past three (3) years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to any Tax imposed by that jurisdiction.

(7) The Sellers have made available to Purchaser complete copies of all (i) federal income Tax Returns filed by the Company and each of its Subsidiaries for all periods beginning with the fiscal year ended December 31, 2009, (ii) all state income Tax Returns filed by the Company and each of its Subsidiaries for all periods beginning with the fiscal year ended December 31, 2011, and (iii) material Tax Returns filed by the Company and each of its Subsidiaries for all periods beginning with the fiscal year ended December 31, 2010.

(8) The U.S. federal income Tax basis of each asset of the Company and its Subsidiaries as of December 31, 2013 is no lower than the amount set forth in Section 5.02(u)(8) of the Sellers Disclosure Letter.

(9) All material Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts paid or owing to any employee, independent contractor, creditor, stockholder, customer, client, account holder, or other third party have been withheld and paid over to the proper Governmental Entity in a timely manner, to the extent due and payable.

(10) The Company and its Subsidiaries (i) collect and maintain appropriate IRS Forms W-9 and W-8 and other required Tax forms, that are accurate and valid in all material respects with respect to each customer, client, creditor or other party in accordance with Applicable Law and (ii) have complied with all material Tax information reporting requirements.

(11) No extensions or waivers of statutes of limitation with respect to Tax matters have been requested or given by any Tax authority or by any of the Company or any of its Subsidiaries which are currently in effect.

(12) The Company has made provisions in accordance with GAAP, in the Company Financial Statements, for all non-income Taxes of the Company and its Subsidiaries that accrued on or before the end of the most recent period covered by the Company Financial Statements.

(13) As of the date hereof, no Seller nor any Company Subsidiary has taken or agreed to take any action or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(14) No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith, nor, to the Sellers’ Knowledge, is any Governmental Entity in the process of imposing a Lien for Taxes upon such assets or properties.

(15) Neither the Company nor any of its Subsidiaries will be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of Applicable Law) in Taxable income for any Tax period beginning on or after the Effective Time (other than the change from cash to accrual), (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received on or prior to the Closing Date, (v) election under Section 108(i) of the Code, or (vi) any “closing agreement” as described in Section 7121 of the Code (or any similar Applicable Law relating to Taxes), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

(16) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnification agreement or any similar agreement.

(17) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns since January 1, 2003, and does not have any liability for the Taxes of any person thereby, as successor or transferee, by Contract or otherwise.

(18) No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries (other than PLR-133454-08).

(19) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated hereby.

(20) Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the two (2)-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(21) Neither the Company nor any of its Subsidiaries have participated in any reportable or listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b).

(v) Environmental Matters. The Company and its Subsidiaries have complied in all material respects at all times with all applicable Environmental Laws; there are no Proceedings of any kind, pending or to the Company’s Knowledge threatened, against the Company or any of its Subsidiaries in any court, agency, or other Governmental Entity or in any arbitral body, arising under or relating to any Environmental Law, and to the Company’s Knowledge, there is no reasonable basis for any such Proceeding; there are no agreements, orders, judgments, decrees, settlements or indemnities to which the Company or any of its Subsidiaries is a party with any court, regulatory agency, Governmental Entity or private party, imposing Liability or obligation under or relating to any Environmental Law; there are and have been no Hazardous Materials released or otherwise present or other conditions at any property (currently or formerly owned, operated or otherwise used by, or the subject of a security interest on behalf of, the

Company or any of its subsidiaries); there are no past, present or reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements that could give rise to material obligations or material Liabilities of the Company or any of its Subsidiaries under any Environmental Law; and the Company has delivered to Purchaser copies of all material environmental reports, studies, assessments, sampling data and memoranda in its possession relating to the Company or its Subsidiaries or any of their current or former properties or activities.

(w) Labor Matters.

(1) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, and to the Sellers’ Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.

(2) There is no strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Sellers’ Knowledge, threatened. Each of the Company and its Subsidiaries is in compliance in all material respects with all Applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, worker classification, wages and hours, wrongful discharge, and occupational safety and health, and has not engaged in any unfair labor practices or similar prohibited practices. Neither the Company nor any of its Subsidiaries has incurred any Liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar Applicable Law that remains unsatisfied.

(x) Employee Benefits.

(1) Section 5.02(x)(1) of the Sellers Disclosure Letter sets forth an accurate and complete list of each Company Plan. With respect to each Company Plan that will be retained by Purchaser, the Company has made available to Purchaser, to the extent applicable, accurate and complete copies of (i) the Company Plan document, including any amendments thereto, and all related trust documents, insurance Contracts or other funding vehicles, (ii) a written description of such Company Plan if such plan is not set forth in a written document, (iii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Company Plan, (iv) the most recent IRS determination or opinion letter, and (v) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto). No Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.

(2) (i) Each Company Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and Applicable Law, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or, to the Sellers’ Knowledge, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity, participant, beneficiary or similar party by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material Liability to the Company or any of its Subsidiaries.

(3) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Sellers’ Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Plan. No Seller nor any Company Subsidiary has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(4) Neither the Company nor any of its Subsidiaries has or is expected to incur any material Liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, which will be retained by Purchaser, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Company Plan, (iii) no unsatisfied Liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries, (iv) the PBGC has not instituted proceedings to terminate any such Company Plan, and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30)-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(5) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or Liability (including any contingent Liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six (6) years. With respect to any “multiemployer plan” contributed to any ERISA Affiliate, neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied.

(6) Except as required by Applicable Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits. To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any person.

(7) Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder. No transfer of property has been deemed to have occurred under Section 409A(b)(3) of the Code, to the extent any restricted period has existed with respect to a single-employer defined benefit plan for which the Company or any of its Subsidiaries is either the plan sponsor or a member of a controlled group which includes the plan sponsor.

(8) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) entitle any current or former officer, employee, director, or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material Liability under any Company Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, or (vi) give rise to the payment of any amount under any of the Company Plans that would be nondeductible by reason of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest, fines, fees or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(9) The Company (including any of its Subsidiaries) and any ERISA Affiliate has not prepaid or prefunded any welfare plan described in Section 3(1) of ERISA through a trust, reserve, premium stabilization, or similar account, nor does it provide benefits through a voluntary employee beneficiary association as defined in Section 501(c)(9) of the Code.

(10) The Company (including any of its Subsidiaries) and any ERISA Affiliate has classified all individuals (including but not limited to independent contractors and leased employees) appropriately under the Company Plans.

(y) Property.

(1) The Company, or a Company Subsidiary, as applicable, has good, and in the case of real property, insurable, title to, or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid and enforceable leasehold interest in, all property (whether real or personal, tangible or intangible, and including securities and investments) (all real property leased or owned by the Company or a Company Subsidiary, including all appurtenances and improvements thereto and fixtures thereon, being referred to herein as “Company Real Property”), and assets purported to be owned or leased by the Company or any of its Subsidiaries, except for the following (collectively, “Permitted Liens”): (i) immaterial defects that do not detract from the value of the property, (ii) statutory Liens for current Taxes or other governmental charges or withholding not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves required pursuant to GAAP have been made, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or similar Liens arising in the ordinary course, (iv) zoning, entitlement, building and other land-use regulations imposed by Governmental Entities which are not violated by the current use and operation of such property or which can be insured over, (v) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to any property which in the aggregate do not materially impair the occupancy and use of such property and (vi) any right of way or easement related to public roads which in the aggregate do not materially impair the occupancy and use of such property.

(2) The Company has Previously Disclosed to Purchaser a complete and accurate list of all Company Real Property, and has made available to Purchaser complete and accurate copies of all lease documents relating to real property leased by the Company and its Subsidiaries. There are no unsatisfied capital expenditure requirements or remodeling obligations of the Company or any Company Subsidiary involving any Company Real Property, other than ordinary maintenance and repair obligations, in each case, not in excess of one hundred thousand dollars ($100,000).

(z) Material Contracts; Factoring and Lending Agreements.

(1) Section 5.02(z)(1) of the Sellers Disclosure Letter contains a true, correct and complete listing of all of the following Contracts (“Material Contracts”) to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or the Company’s or any of its Subsidiaries’ respective assets or properties may be subject as of the date hereof:

(a) any lease of real property or material personal property;

(b) any partnership, limited liability company, joint venture or other similar agreement or arrangement;

(c) any Contract relating to the acquisition or disposition of any material business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any ongoing obligations or that was entered into on or after December 31, 2009;

(d) any Contract for the purchase of services, materials, supplies, goods, equipment, IT Assets or other assets or property, or the license of any Licensed Intellectual Property, in each case, that creates future payment obligations in excess of one hundred thousand dollars ($100,000) (on a one-time or annualized basis) and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less;

(e) any Contract that creates future payment obligations in excess of one hundred thousand dollars ($100,000) (on a one-time or annualized basis) and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less, or any Contract that creates or would create a Lien;

(f) any Contract providing for an irrevocable power of attorney on behalf of the Company or any of its Subsidiaries;

(g) any Contract, other than this Agreement, providing for exclusive dealing or limiting the freedom of the Company, or any of its Subsidiaries to compete in any line of business or with any person;

(h) any Contract, other than this Agreement, that requires the Company or any of its Subsidiaries to disclose Confidential Information or to indemnify or hold harmless any person (in each case, excluding Contracts entered into in the ordinary course with suppliers of goods or services);

(i) any Contract, other than this Agreement, with (i) any Affiliate of the Company, (ii) any current or former director, officer, employee, consultant or five percent (5%) or more stockholder of the Company or any Affiliate, or (iii) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (i) or (ii) of this paragraph;

(j) any Contract with a Governmental Entity, excluding Contracts entered into in the ordinary course involving loans or extensions of credit to municipalities;

(k) any Contract pursuant to which the Company or any of its Subsidiaries has granted to any person any right in or to any Owned Intellectual Property; and

(l) any other Contract not entered into in the ordinary course or that is material to the Company or any of its Subsidiaries or their respective financial conditions or results of operations.

(2) Each Material Contract, Factoring Agreement and Lending Agreement is a valid and legally binding agreement of the Company or a Company Subsidiary, as applicable, and, to the Sellers’ Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with the terms of such Contract (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and is in full force and effect. Neither the Company nor any of its Subsidiaries, and, to the Sellers’ Knowledge, any counterparty or counterparties, is in breach of any material provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Material Contract, Factoring Agreement or Lending Agreement.

(3) Section 5.02(z)(3) of the Sellers Disclosure Letter contains a list of Clients currently in liquidation and the amount outstanding on each such Client’s account with the Company or the applicable Company Subsidiary.

(4) The Sellers have made available to Purchaser copies of each Factoring Agreement and Lending Agreement that were requested by Purchaser. All Factoring Agreements and Lending Agreements have arisen in the ordinary course and, to the extent applicable, are not subject to any counterclaim or offset (except for allowances for possible losses with respect to Factoring Agreements or Lending Agreements), and are collectible (in the sense of being enforceable for collection against the parties thereto), except for any counterclaim, offset or failure to be collectible that (i) is reflected in the Company Financial Statements or (ii) would not reasonably be expected to be material to the Company. All loans or other issuances or advances or credit under Factoring Agreements or Lending Agreements are owned by the Company or a Company Subsidiary, free and clear of any Lien (other than ordinary course participations) and any security interest or mortgage arising under any Factoring Agreement or Lending Agreement has been duly recorded or submitted for recordation in due course in the appropriate filing office under the name of the Company or a Company Subsidiary, as applicable, as secured party. There is valid and properly documented credit approval in place for each Factoring Agreement and Lending Agreement consistent with internal policies and procedures, and any security or waiver relating to such Factoring Agreement or Lending Agreement complies in all material respects with the credit approval granted in connection therewith, as such credit approval has been modified from time to time.

(aa) Material Interests of Certain Persons. Except for the Shareholders, no officer or director of the Company or any of its Subsidiaries, or “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of any such officer or director, has any material interest in any material property (whether real or personal, tangible or intangible) or Contract used in or pertaining to the business of the Company or any of its Subsidiaries.

(bb) Insurance Coverage. The Company and each of its Subsidiaries maintains commercially reasonable insurance coverage for all normal risks incident to the respective businesses of the Company and each of its Subsidiaries and the respective properties and assets of the Company and each of its Subsidiaries. Such coverage is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards. The Company has Previously Disclosed a complete and correct list of each Contract representing such coverage as of the date hereof (the “Company Insurance Policies”). All premiums due and payable with respect to the Company Insurance Policies have been paid, and the Company has not received any written notice from any such underwriter of non-coverage of any particular claim or of cancellation, non-renewal, material premium increase or other material change in prospective coverage with respect to any Company Insurance Policy.

(cc) Trust Business. To the extent applicable, the Company and each Company Subsidiary is empowered and authorized under Applicable Law to exercise all trust powers necessary to conduct its business and is a registered investment advisor to the extent necessary to conduct its business. The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and Applicable Law (including ERISA and all Contracts). Neither the Company nor its Subsidiaries, nor any of their respective current or former directors, officers or employees, has committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

(dd) Extensions of Credit.

(1) Except where the failure to do so would not result, or would not reasonably be expected to result, in a Material Adverse Effect with respect to the Company, each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (collectively, “Extensions of Credit”) made or entered into by the Company or one of its Subsidiaries is evidenced by promissory notes, mortgages or other evidences of Indebtedness, which, together with all security agreements and guarantees, are valid and legally binding obligations of the Company or one of its Subsidiaries and, to the Sellers’ Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and are in full force and effect. Other than Extensions of Credit that have been Previously Disclosed pursuant to the immediately succeeding sentence, neither the Company nor any of its Subsidiaries, and, to the Sellers’ Knowledge, any counterparty or counterparties, is in breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of, performance required by, or resulting in a right of termination or acceleration under, any Extension of Credit, except as would not, in the aggregate, reasonably be likely to be material to the Company. The Company has Previously Disclosed a complete and correct list of all Extensions of Credit that have been classified by it or any Governmental Entity as “Special Mention”, “Substandard”, “Doubtful”, or “Loss” as of the month end prior to the date hereof, and all Extensions of Credit in excess of five hundred thousand dollars ($500,000) that are more than thirty (30) days past due as of the month end prior to the date hereof.

(2) The provisions for loan losses contained in the Company Financial Statements were established in accordance with past practices and experiences of the Company and its Subsidiaries and in accordance with the requirements of GAAP and are adequate thereunder.

(3) The Company has made available to Purchaser true and correct copies of the loan files related to each individual loan, note, borrowing arrangement and other commitment for credit relationships with a customer commitment greater than or equal to one million dollars ($1,000,000) between the Company or any of its Subsidiaries, on the one hand, and a single third-party obligor, on the other hand, as of the date hereof, a list of which has been Previously Disclosed.

(4) The Company is not subject to any Contract pursuant to which the Company or any of its Subsidiaries has sold any Extensions of Credit or pools of, or participations in, Extensions of Credit containing any obligation to repurchase part or all of such Extensions of Credit or such pools or participations.

(5) The Company has previously delivered to Purchaser a loan data tape in Excel format disclosing information regarding all loans, notes, borrowing arrangements and other commitments for credit relationships by the Company or any of its Subsidiaries as of the date previously delivered, which information is accurate and complete in all material respects as of the date hereof.

(ee) Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and other option agreements and other interest rate risk management arrangements (collectively, “Interest Rate Instruments”), whether entered into for the account of the Company or one of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course and in accordance with prudent banking practice and applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time. All Interest Rate Instruments are valid and legally binding obligations of the Company or one of its Subsidiaries and, to the Sellers’ Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and are in full force and effect. Neither the Company nor any of its Subsidiaries, and, to the Sellers’ Knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Interest Rate Instrument. The Company has Previously Disclosed a complete and correct list of all Interest Rate Instruments as of the date hereof.

(ff) Sufficiency of Assets. The Company and each of its Subsidiaries owns good and marketable title to, or has the valid right to use, lease or license, all of the assets and rights used in the operation of the Company’s and each of its Subsidiaries’, as applicable, businesses as currently conducted. Such assets and rights constitute all of the material assets, tangible and intangible, of any nature whatsoever, used in the operation of such businesses as currently conducted.

(gg) Disclosure. No representation or warranty by any Seller herein, in the Sellers Disclosure Letter or any certificate, exhibit or document furnished or to be furnished by such Seller pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances in which they were made, not misleading. No notification given by a Seller pursuant to Section 6.01(b) will contain any untrue statement or omit to state a material fact necessary to make the statements therein or herein, in the light of the circumstances in which they were made, not misleading.

(hh) Securities Gains. The Company has Previously Disclosed (i) all gains on sales of securities by the Company effected during the period beginning on January 1, 2014 and ending on September 30, 2014 and (ii) all loans for which there is a specific reserve allocation as part of the Company’s allowance for loan losses as of September 30, 2014 and the amount of each such reserve allocation.

(ii) Accredited Investors.

(1) The Shares to be acquired by each Shareholder will be acquired for investment for such Shareholder’s own account, not as a nominee or agent, and not with a view to, or for, distribution, resale or fractionalization thereof, in whole or in part, in each case under circumstances which would require registration thereof under the Securities Act, or any other Applicable Law relating to securities registration, and no Shareholder has any present intention of selling, granting any participation in, or otherwise distributing such Shares. No Shareholder presently has any Contract to Transfer to any person, or grant participation with respect to, any of the Shares.

(2) Each Shareholder is an “accredited investor” as described in Rule 501(a) of Regulation D under the Securities Act.

(3) Each Shareholder has such knowledge and experience in financial and business matters that he is capable of utilizing the information that is available to him concerning Purchaser to evaluate the risks of investment in Purchaser, including the risk that he could lose his entire investment in Purchaser. Each Shareholder understands that an investment in the Shares is a speculative investment which involves a high degree of risk of loss of such Shareholder’s investment therein. Each Shareholder is able to bear the economic risk of such investment for an indefinite period of time, including the risk of a complete loss of such Shareholder’s investment in such securities.

(4) Each Shareholder acknowledges that he has had access to all information relevant for him to make an investment decision with respect to the Shares. Each Shareholder further represents that he has been afforded the opportunity to examine all documents related to and, if applicable, executed in connection with the transactions contemplated hereby, which such Shareholder has requested to examine.

(5) No Shareholder has been given any oral or written information, representations or assurances by Purchaser or any representative thereof in connection with such Shareholder’s acquisition of Shares other than as contained in this Agreement and such Shareholder is relying on his or her own business judgment and knowledge concerning the business, financial condition and prospects of Purchaser in making the decision to acquire Shares. Each Shareholder acknowledges that no person has been authorized to give any information or to make any representation relating to the Shares, other than as contained in this Agreement and, if given or made, information received from any person and any representation, other than as aforesaid, must not be relied upon as having been authorized by Purchaser or any person acting on its behalf.

(6) Each Shareholder acknowledges that the Shares to be delivered pursuant to this Agreement will not have been registered under the Securities Act or any other Applicable Law respecting securities registration and, therefore, no Shareholder may sell, distribute, assign, transfer, grant, pledge, hypothecate, dispose of or otherwise encumber (“Transfer”) any of the Shares, except pursuant to registration under the Securities Act, an available exemption from registration or in a transaction not subject to the registration requirements of the Securities Act or any other Applicable Law relating to securities registration.

(7) Each Shareholder understands that the Shares will bear a legend substantially as follows: “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 15, 2014, AMONG THE HOLDERS OF MARQUETTE FINANCIAL COMPANIES COMMON STOCK, MARQUETTE FINANCIAL COMPANIES, LAKES MERGER SUB LLC AND UMB FINANCIAL CORPORATION (AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, THE “MERGER AGREEMENT”). THE MERGER AGREEMENT CONTAINS, AMONG OTHER THINGS, CERTAIN PROVISIONS RELATING TO THE TRANSFER OF THE SHARES SUBJECT TO SUCH MERGER AGREEMENT. NO TRANSFER, SALE, DISTRIBUTION, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE, DIRECTLY OR INDIRECTLY, MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE MERGER AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL SUCH PROVISIONS OF THE MERGER AGREEMENT.”

5.03. Representations and Warranties of Purchaser. Except as Previously Disclosed, Purchaser and Merger Sub hereby represent and warrant to the Sellers as follows:

(a) Organization, Standing and Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its formation. Each of Purchaser and Merger Sub is duly qualified to do business and is in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Purchaser.

(b) Purchaser Stock. As of the date hereof, the authorized capital stock of Purchaser consists of 80,000,000 Shares and 1,000,000 shares of Purchaser Preferred Stock. As of the date hereof, 45,515,187 Shares and no shares of Purchaser Preferred Stock are outstanding. As of the date hereof, 4,757,372 Shares are reserved and available for issuance pursuant to the Purchaser Stock Plans. The outstanding Shares have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). Except pursuant to this Agreement, and other than the Shares issuable pursuant to the Purchaser Stock Plans, as of the date hereof, Purchaser does not have any Rights issued or outstanding, any shares of Purchaser Stock reserved for issuance, or any commitment to authorize, issue or sell any Purchaser Stock or any Rights. The Shares to be issued in the Merger, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and non-assessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights).

(c) Power. Purchaser and each of its Subsidiaries (including Merger Sub) has the corporate (or comparable organizational) power and authority to own and operate their respective assets and properties and to conduct their respective businesses as such businesses are now being conducted. Purchaser and each of its Subsidiaries (including Merger Sub) has the corporate (or comparable organizational) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(d) Authority. Each of Purchaser and Merger Sub has duly executed and delivered this Agreement and has taken all corporate (or comparable organizational) action necessary for it to execute and deliver this Agreement. This Agreement, the Merger and the transactions contemplated hereby have been authorized by all necessary corporate (or comparable organizational) action on the part of Purchaser and Merger Sub. This Agreement is a valid and legally binding obligation of Purchaser and Merger Sub, enforceable in accordance with its terms, except as enforcement may be limited by one or more Permitted Enforceability Exceptions. No vote of the holders of Purchaser securities is required to authorize and issue the Shares required to be issued under ARTICLE III or to consummate any of the other transactions contemplated in this Agreement.

(e) Consents and Approvals. No notices, applications or other filings are required to be made by Purchaser or any of its Subsidiaries (including Merger Sub) with, nor are any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by Purchaser or any of its Subsidiaries (including Merger Sub) from, any Governmental Entity or third party in connection with the execution, delivery or performance by Purchaser and Merger Sub of this Agreement or the consummation of the transactions contemplated hereby, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and (ii) the filing of the Missouri Articles of Merger and the Minnesota Articles of Merger with respect to the Merger.

(f) No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.03(e), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, conflict with, require a consent or approval under, or notice with respect to, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (i) Purchaser’s Constituent Documents or those of its Subsidiaries (including Merger Sub), (ii) any Contract, indenture, lease, policy or other instrument of Purchaser or any of its Subsidiaries (including Merger Sub), or by which Purchaser or any of its Subsidiaries (including Merger Sub) is bound or affected, or to which Purchaser or any of its Subsidiaries (including Merger Sub) or Purchaser’s or any of its Subsidiaries’ (including Merger Sub’s) respective businesses, operations, assets or properties is subject or receives benefits, in the case of clause (ii), which is required to be disclosed in any Purchaser SEC Filings, or (iii) any Applicable Law.

(g) Financial Advisors. None of Purchaser, its Subsidiaries (including Merger Sub) or any of Purchaser’s or any of its Subsidiaries’ (including Merger Sub’s) directors, officers or employees has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, Purchaser has retained RBC Capital Markets, LLC as its financial advisor.

(h) Financial Reports and Regulatory Filings.

(1) Purchaser’s Annual Reports on Form 10-K for the years ended December 31, 2011, 2012 and 2013, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2013 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or as thereafter amended prior to the date hereof (collectively, the “Purchaser SEC Filings”) with the SEC as of the date filed or amended prior to the date hereof, as the case may be, (i) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the statements of financial position contained in or incorporated by reference into any of the Purchaser SEC Filings (including any related notes and schedules) fairly presented in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the date of such statement, and each of the statements of income, comprehensive income (loss) and changes in stockholders’ equity and cash flows included in the Purchaser SEC Filings (including any related notes and schedules thereto) fairly presented in all material respects, the consolidated results of operations and changes in stockholders’ equity and changes in cash flows, as applicable, of Purchaser and its Subsidiaries for the periods set forth in such statements, in each case, in accordance with GAAP, during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2) Purchaser (i) has designed disclosure controls and procedures to ensure that material information relating to Purchaser, including its consolidated Subsidiaries, is made known to the management of Purchaser by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Purchaser’s auditors and the audit committee of the board of directors of Purchaser (x) any material deficiencies in the design or operation of internal controls which could adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial data and has identified for Purchaser’s auditors any material weaknesses in internal controls which are required to be disclosed in any Purchaser SEC Filings, and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls.

(3) Since December 31, 2011, each of Purchaser and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entities, except where the failure to so file would not be, or would not reasonably be expected to be, material to Purchaser and its Subsidiaries taken as a whole. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied with all of the Applicable Laws enforced or promulgated by the Governmental Entity with which they were filed, except where the failure to do so would not be, or would not reasonably be expected to be, material to Purchaser and its Subsidiaries taken as a whole.

(i) Absence of Certain Changes. Since December 31, 2013, no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect with respect to Purchaser and its Subsidiaries taken as a whole.

(j) Litigation. There is no dispute or Proceeding (x) pending, or (y) to Purchaser’s Knowledge, threatened against or affecting Purchaser or any of its Subsidiaries, or (z) to Purchaser’s Knowledge, reasonably likely to be brought against or affecting Purchaser or any of its Subsidiaries, nor is there any judgment, order, decree, injunction or ruling of any Governmental Entity or arbitration outstanding against Purchaser or any of its Subsidiaries (or, to Purchaser’s Knowledge, in the process of being issued), except, in each case, as would not, if adversely determined, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Purchaser.

(k) Compliance with Laws. Purchaser and each of its Subsidiaries:

(1) conducts its business in all respects in compliance with all Applicable Laws pertaining to it or to the employees conducting such businesses, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Purchaser;

(2) currently has a rating of “Satisfactory” or better under the CRA to the extent it is subject to such act;

(3) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened, except, in each case, as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Purchaser;

(4) has received, since December 31, 2009, no notification from a Governmental Entity (i) asserting that it is not in compliance with any Applicable Law that such Governmental Entity enforces, (ii) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, order or approval or (iii) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Purchaser; and

(5) is in substantial compliance with all applicable NASDAQ listing and corporate governance standards.

(l) Regulatory Matters. As of the date hereof, neither Purchaser nor any of its Subsidiaries is subject to, or has been advised that Purchaser or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted, in the past twenty-four (24) months, any extraordinary board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of

Purchaser or any of its Subsidiaries. As of the date hereof, Purchaser has no Knowledge of any fact or circumstance relating to Purchaser or any of its Subsidiaries that would materially impede or delay receipt of any Requisite Regulatory Approval, nor does Purchaser have any reason to believe that it will not be able to obtain all Requisite Regulatory Approvals.

(m) Books and Records and Internal Controls.

(1) Purchaser’s books and records and those of its Subsidiaries have been properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(2) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and (ii) prevention or timely detection of unauthorized acquisition, use or disposition of assets of Purchaser and its Subsidiaries.

ARTICLE VI

OTHER COVENANTS

6.01. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Sellers and Purchaser will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things, necessary, proper, desirable or advisable under Applicable Law, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

(b) Each Seller will give prompt notice to Purchaser, and Purchaser will give prompt notice to the Sellers Representative, of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to any Seller or (ii) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE VIII. The delivery of any notice pursuant to this Section 6.01(b) shall not limit or otherwise affect the remedies available to the parties pursuant to this Agreement or the conditions to the parties’ obligations pursuant to ARTICLE VIII.

6.02. Cooperation. The Company agrees to cooperate reasonably with Purchaser and to provide Purchaser (or its Representatives) with financial or other information (including audited financial information) with respect to the Company or any Company Subsidiary on a timely basis as may be necessary or desirable for Purchaser to include or incorporate in any Purchaser SEC Filings or as may be needed in connection with any capital markets activities conducted by Purchaser.

6.03. Shareholder Covenants.

(a) From the date hereof through the Closing, except as expressly provided in this Agreement or as otherwise consented to in writing in advance by Purchaser, each Seller agrees not to (i) Transfer any shares of Company Common Stock controlled by him, (ii) exercise any of his voting rights with respect to the Company to the extent such exercise would be contrary to the provisions of this Agreement or would cause the Sellers to violate the provisions of this Agreement, (iii) create any Lien or other Adverse Right in respect of shares of Company Common Stock controlled by him, (iv) take any action or fail to take any action that would cause or would be likely to cause a Material Adverse Effect with respect to the Company or (v) take, offer, propose or authorize any of, or commit or agree to take any of, the foregoing actions or inactions.

(b) Without the prior written consent of Purchaser, no Shareholder may Transfer any Shares during the period commencing at the Closing and ending six (6) months after the Closing Date. In the event of any purported Transfer by any Shareholder of any Shares in violation of the provisions of this Section 6.03, such purported Transfer shall be void and of no force or effect, and Purchaser shall not give effect to such Transfer. Each Shareholder also acknowledges that any Shares received pursuant to this Agreement shall be subject to restrictions on sale imposed by the Securities Act, and such Shareholder agrees to comply with any such restrictions.

6.04. Regulatory Applications; Third-Party Consents.

(a) Each of the Sellers and Purchaser and the Company’s and Purchaser’s respective Subsidiaries will cooperate and use reasonable best efforts to prepare as promptly as practicable all documentation, to (i) make all filings, and obtain all consents, approvals, permits and other authorizations of all Governmental Entities, necessary to consummate the Merger and the other transactions contemplated hereby (the “Requisite Regulatory Approvals”); (ii) make all filings and to obtain all consents, approvals, permits and other authorizations of all Governmental Entities necessary to consummate any Related Transactions; and (iii) obtain all Required Third-Party Consents. Each of the Company and Purchaser will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to Applicable Law relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the Requisite Regulatory Approvals and the Required Third-Party Consents, other than any information which is otherwise confidential. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated hereby, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each party will, upon request but subject to applicable confidentiality requirements, furnish the other parties with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, proper, desirable or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Affiliates with or to any third party or Governmental Entity in connection with the transactions contemplated hereby.

(c) Notwithstanding the foregoing or anything else in this Agreement:

(1) No Seller (nor any Company Subsidiary) shall amend, modify, supplement or waive the terms and conditions of any Material Contract without the prior written consent of Purchaser, nor shall any Seller or any Company Subsidiary, without the prior written consent of Purchaser, pay or commit to pay to any person whose consent, waiver or approval is being sought any cash or other consideration, make any accommodation or commitment to incur any Liability or other obligation to such person in connection with such consent, waiver or approval; and

(2) Nothing shall require Purchaser to, and each Seller and Company Subsidiary shall not, without the prior written consent of Purchaser, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval or Required Third-Party Consent that would (i) have any Material Adverse Effect or (ii) constitute a Burdensome Condition.

6.05. Press Releases. Each Seller will consult with Purchaser before issuing any press release, written employee communication or other written stockholder communication with respect to the Merger or this Agreement and will not issue any such communication or make any such public statement without the prior written consent of Purchaser, which will not be unreasonably withheld or delayed. Purchaser will consult with, and consider in good faith the views of, the Company before issuing any press release, written employee communication or other written stockholder communication with respect to the Merger or this Agreement and will not issue any such communication or make any such public statement without prior consultation in good faith with the Company. The Company and Purchaser will cooperate to develop all public communications of the Company with respect to the Merger or this Agreement and will make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.

6.06. Acquisition Proposals. Each Seller agrees that it will not, and will cause its Representatives and Affiliates not to, and the Company will cause its Subsidiaries’ Representatives and Affiliates not to, in each case directly or indirectly, solicit or encourage, or engage in any negotiations concerning, or provide any Confidential Information in connection with, or have any discussions with any person relating to, any Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal. Each Seller will immediately cease and cause to be terminated any of the foregoing actions relating to an Acquisition Proposal and will use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. The Sellers Representative will within one (1) Business Day advise Purchaser following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal and, if applicable, copies of any related written requests, expressions of interest, proposals or offers, including proposed letters of intent, agreements or other documents), and will keep Purchaser apprised of any related developments on a current basis.

6.07. Takeover Laws and Provisions. The Company will not take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated hereby from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.08. Access; Information.

(a) Each Seller agrees that upon reasonable notice and subject to Applicable Law relating to the exchange of information, it will (and the Company will cause its Subsidiaries to) afford Purchaser, and Purchaser’s Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information as Purchaser may reasonably request and, during such period, it will furnish promptly to Purchaser (i) a copy of each report, schedule and other document filed by it pursuant to the requirements of Applicable Law respecting banking or securities, and (ii) all other information concerning the business, properties and personnel of it as Purchaser may reasonably request. Neither Purchaser nor any Seller will be required to afford access or disclose information that would jeopardize attorney-client privilege. To the extent possible, the parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) No investigation by Purchaser of the business and affairs of any Seller, pursuant to this Section 6.08 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Purchaser’s obligation to consummate the transactions contemplated hereby.

(c) Each party shall hold, and shall cause its respective Affiliates and Representatives to hold, in strict confidence, except to the extent necessary to discharge obligations pursuant to Section 6.04 or unless compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of Applicable Law or the applicable Governmental Entity, all non-public records, books, contracts, instruments, computer data and other data and information (each, whether oral or written and collectively, “Confidential Information”) concerning Purchaser, in the case of the Sellers, and concerning the Company, in the case of Purchaser, furnished to it by or on behalf of Purchaser, in the case of the Sellers, or the Sellers, in the case of Purchaser, or, in each case, any Affiliate or Representative thereof or otherwise in connection with the Merger or the transactions contemplated hereby and any related integration or transition planning, it being understood that each party and its respective Affiliates and Representatives will use reasonable best efforts to preserve the confidential treatment of such Confidential Information (except to the extent that such Confidential Information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) independently developed by a party or its Representatives without use of Confidential Information, (iii) in the public domain through no fault of such party or (iv) later lawfully acquired from other sources, which are not prohibited from disclosing such information by a known contractual, legal, agency or fiduciary obligation, by the party to which it was furnished), and shall not release or disclose such Confidential Information to any other person, except its Representatives who (i) in its judgment need to know such information for the purpose of evaluating, negotiating, or consummating the Merger and the transactions contemplated hereby, (ii) are informed by it of the confidential nature of such information, and (iii) agree or are required by internal policies or fiduciary or other legal obligations to keep such information confidential, and, to the extent permitted above, any Governmental Entity.

(d) At any time upon Purchaser’s written request, but in any event after the Closing, each Seller shall destroy or cause to be destroyed, all Confidential Information concerning Purchaser (and, following the Closing, all Confidential Information concerning the Company) in the possession of such Seller or any of its Affiliates and Representatives, and, if requested by Purchaser, the Sellers Representative will deliver a certificate certifying compliance with this provision on behalf of each of the Sellers. To the extent permitted by Applicable Law, each party will notify the other party promptly upon becoming aware that any of the Confidential Information has been disclosed to or obtained by a third party (other than as permitted by this Section 6.08). If this Agreement is terminated pursuant to its terms, each party agrees to promptly destroy all Confidential Information in its and its Affiliates’ possession and, if requested by another party, will deliver a certificate of a senior officer (or the Sellers Representative, as applicable) certifying compliance with this provision.

(e) Subject to its confidentiality obligations under this Section 6.08, each party and each of its respective Representatives (i) may retain Confidential Information of the other parties to the extent consistent with its compliance or record-retention policies or procedures or any legal requirement or standard and (ii) is not obligated to destroy any Confidential Information of the other parties that may be contained in its electronic back-up systems established for archival or disaster-recovery purposes.

(f) Except for the provisions of Section 6 thereof regarding non-solicitation, which will survive according to its terms, the Confidentiality Agreement is hereby terminated in its entirety and shall be of no further force or effect.

6.09. Supplemental Indentures. At or before the Effective Time, Purchaser will execute and deliver, or cause to be executed and delivered, by or on behalf of Purchaser, one or more supplemental indentures and other instruments required for the due assumption of the Company’s outstanding debt, guarantees, securities, and (to the extent informed of such requirement by the Company) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

6.10. Designated Securities. Prior to the Closing, the Company shall, or shall cause any applicable Company Subsidiaries to, sell, liquidate or otherwise dispose of any Designated Securities such that no Designated Securities shall be held by the Company or any Company Subsidiary as of the Effective Time; provided, however, that the Company shall not be obligated to take the actions required by this Section 6.10, (i) unless and until the Company shall be satisfied that the conditions to the obligation of the parties to consummate the Merger will be satisfied or waived on or before the Closing Date, and (ii) in no event until two (2) days prior to the Closing Date.

6.11. Employee Benefits Matters.

(a) Prior to the Effective Time, the Shareholders and/or the Company (including its Subsidiaries), as appropriate, shall take (or cause to be taken) all actions reasonably determined by Purchaser to be necessary or appropriate to (i) terminate, effective immediately prior to the Effective Time, any Company Plans or the Company’s (or any Company Subsidiary’s) participation in and liability for benefits under such plans which will not be retained by Purchaser, (ii) amend any Company Plans intended to be retained by Purchaser, or (iii) provide substantiation of the foregoing or that other actions have been completed that are required to maintain compliance with Applicable Law, including ERISA and the Code. Without limiting the foregoing, the Sellers agree to take the following actions that are intended to cause an entity that is neither the Company nor, immediately after the Effective Time, an ERISA Affiliate of the Company to assume, retain, or otherwise accept responsibility for the following benefit plans or programs (the “Retained Benefit Obligations”):

(1) To transfer sponsorship of the Marquette Financial Companies Pension Account Plan (the “Pension Plan”) prior to the Effective Time to an entity that is neither the Company nor, immediately after the Effective Time, an ERISA Affiliate of the Company, and to include in such transfer documentation provisions reasonably acceptable to Purchaser indemnifying the Company and its ERISA Affiliates (determined immediately after the Effective Time) and their respective successors) from any Liability with respect to the Pension Plan;

(2) To take all actions necessary or appropriate to transfer to an entity that will not be an Affiliate of the Company immediately following the Merger all right, title, and interest in and to each of those key man life insurance policies identified in Section 6.11(a)(2) of the Sellers Disclosure Letter (the “Key Man Policies”), as well as those deferred compensation agreements and obligations associated with such key man life insurance policies, in exchange for a cash payment to the Company equal to the net book value (defined as cash surrender value less deferred compensation obligations) of the Key Man Policies, and to absolve, relieve and indemnify the Company and its Subsidiaries (and respective successors) from any Liability with respect to the Key Man Policies and related deferred compensation agreements;

(3) To take all actions necessary or appropriate to (i) transfer to an entity that will not be an Affiliate of the Company immediately following the Merger the Company deferred compensation plan effective as of July 1, 1996 and the trust established in connection with such deferred compensation plan, (ii) require such transferee entity to administer the plan and the trust following transfer in accordance with their respective terms and Applicable Law and (iii) absolve, relieve and indemnify the Company and its Subsidiaries (and respective successors) from any Liability with respect to such trust and such deferred compensation plan; and

(4) To take all actions necessary or appropriate to absolve, relieve and indemnify the Company and its Subsidiaries (and respective successors) from any Liability with respect to post-retirement medical coverage.

(b) The Company and its Subsidiaries agree to provide group medical coverage to their employees until the Effective Time in a manner reasonably expected to avoid triggering a Tax or penalty under Section 4980H of the Code.

(c) Where applicable and except to the extent that it would result in duplication of benefits, each Continuing Employee will receive full credit for service with the Company and/or its Subsidiaries for purposes of determining eligibility to participate and vesting under each employee benefit plan, program, policy or arrangement to be provided by Purchaser to such Continuing Employees to the same extent such service was recognized under the applicable benefit plan immediately preceding the Effective Time. Purchaser shall provide, or cause to be provided, severance in accordance with Schedule C (such schedule to include (i) terms requiring the terminated employee to agree to non-solicitation and non-disclosure covenants and (ii) such other terms as Purchaser may reasonably determine) to each Continuing Employee whose employment is terminated by Purchaser or any of its Subsidiaries without “cause” (within the meaning set forth in Schedule C) within twelve (12) months after the Closing Date, is subject to the execution, delivery and non-revocation of a release of claims in favor of Purchaser and the Affiliates of Purchaser.

(d) Nothing in this Agreement, express or implied, shall create any right of an employee of the Company or any of its Subsidiaries who remains in the employment of Purchaser or any of its Subsidiaries following the Effective Time (a “Continuing Employee”) to employment or continued employment for any specified period, of any nature or kind whatsoever, with Purchaser or any of its Subsidiaries or create any third-

party beneficiary rights in any current or former employee, officer, director or independent contractor of Purchaser, the Company or their respective Subsidiaries in respect of employment or any other matter. Nothing in this Agreement is intended to be, or shall be construed as, an amendment to any employee benefit plan, program, arrangement, policy or agreement.

(e) To the extent permitted by Applicable Law and the terms of the applicable plan or arrangement, Purchaser shall amend any defined contribution plan sponsored by Purchaser, as necessary, so that any Continuing Employee with an outstanding participant loan under the defined contribution plan sponsored by the Company or an ERISA Affiliate shall have the opportunity to elect an in-kind rollover of the participant loan to Purchaser’s plan, provided that such loan is determined to be in compliance with ERISA and the Code.

6.12. Title Surveys and Environmental Assessments.

(a) At Purchaser’s written request, the Company shall cause a Phase I environmental assessment (“Phase I Assessment”) to be performed (at Purchaser’s expense) covering any property owned by the Company and specified in Purchaser’s request. Any Phase I Assessment shall be prepared by an environmental engineering firm mutually acceptable to the parties and shall assess with a reasonable degree of certainty the presence or absence of any Hazardous Materials and the potential costs in connection with any remedial action with respect to any Hazardous Materials found on, under, at or within the applicable property. The Company will provide Purchaser with a copy of any Phase I Assessment performed. If any Phase I Assessment finds that any actions are necessary to contain, clean up or remediate any Hazardous Materials, or to bring any property of the Company into compliance with applicable Environmental Laws or Applicable Law respecting zoning and building, the parties shall discuss in good faith the appropriate manner of addressing such findings.

(b) At Purchaser’s written request, the Company shall obtain title insurance (at Purchaser’s expense) covering any property owned by the Company and specified in Purchaser’s request. The Company will provide Purchaser a copy of any title insurance policy obtained, including any report listing exceptions from any such title insurance policy. If any requested title insurance cannot be obtained, or can only be obtained with exceptions not customarily included in title insurance available in the region where the property is located, the parties shall discuss in good faith the appropriate manner of addressing such inability to obtain customary insurance.

6.13. Tax Matters.

(a) Tax Returns and Amendments.

(1) Purchaser shall timely prepare and file or cause to be filed with the appropriate authorities all Tax Returns required to be filed by the Company and its Subsidiaries after the Closing Date, other than income and franchise Tax Returns described in Section 6.13(a)(2) below. All such Tax Returns that pertain to a Pre-Closing Tax Period shall be prepared on a basis consistent with the past practice of the Company (except as otherwise required by Applicable Law) and in a manner that does not distort Taxable income as between Pre-Closing Tax Periods and Tax periods beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date (a “Post-Closing Tax Period”) (e.g., by deferring income or accelerating deductions). Purchaser shall furnish a copy of any Tax Returns pertaining to a Pre-Closing Tax Period to the Sellers Representative for its review and comment at least thirty (30) days prior to the due date for filing such Tax Returns, including extensions. Purchaser shall take into account any reasonable comments provided at least fifteen (15) business days prior to the due date for filing such Tax Returns. Except as required by Applicable Law, Purchaser shall not amend (and shall not permit any of its Affiliates (including the Company and its Subsidiaries) to amend) any income Tax Return of the Company or its Subsidiaries relating to a Pre-Closing Tax Period without the prior written consent of the Sellers Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(2) The Sellers Representative, on behalf of the Sellers, shall cause the timely preparation and filing (or will provide to Purchaser for timely filing) with the appropriate authorities all income and franchise Tax Returns required to be filed by the Company and its Subsidiaries for Tax periods ending on or before the Closing Date. All such Tax Returns shall be prepared on a basis consistent with the past practice of the Company (except as otherwise required by Applicable Law) and in a manner that does not distort Taxable income as between Pre-Closing Tax Periods and Post-Closing Tax Periods (e.g., by deferring income or accelerating deductions). The Sellers Representative, on behalf of the Sellers, shall furnish such Tax Returns to Purchaser for its review and filing at least thirty (30) days prior to the due date, including extensions, for filing such Tax Returns. Seller shall take into account any reasonable comments provided by Purchaser at least fifteen (15) business days prior to the due date for filing such Tax Return. Purchaser shall timely file such Tax Returns as furnished, or otherwise approved in writing, by Seller, except as otherwise required by Applicable Law. Purchaser and the Shareholders agree to cause the Company to file all Tax Returns for any Tax period including the Closing Date on the basis that the relevant Tax period ended as of the close of business on the Closing Date, unless the relevant Governmental Entity will not accept a Tax Return filed on that basis.

(b) Proration of Taxes.

(1) With respect to a Straddle Period, the Taxes that shall be treated as attributable to a Pre-Closing Tax Period shall be determined as follows: (i) to the extent such Tax is calculated on a basis other than income, profit, receipts, or gains, such as property Tax, such Tax shall be prorated based on the number of days in such Tax period up to and including the Closing Date, except that any increase in Taxes that would not have occurred but for the transactions contemplated by this Agreement shall not be taken into account and (ii) to the extent such Tax is measured by income or receipts or otherwise not described in clause (i), above, such Tax shall be allocated based on a closing of the books on the Closing Date with respect to the Company.

(2) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that shall be treated as attributable to a Post-Closing Tax Period shall be all such Taxes other than the Taxes attributable to a Pre-Closing Tax Period pursuant to Section 6.13(b)(1) hereof.

(c) Cooperation. Each of the Sellers, the Sellers Representative and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all Tax periods relating to Taxes. Purchaser and the Sellers recognize that each of the Shareholders and their respective Affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Company to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Purchaser agrees to, and agrees to cause the Surviving Company to (i) use their respective best efforts to properly retain and maintain such records until such time as the Sellers Representative, on behalf of the Shareholders, agrees that such retention and maintenance is no longer necessary, and (ii) allow each of the Shareholders and their respective agents and Representatives (and agents or Representatives of any of their respective Affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as such Shareholder may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at such Shareholder’s expense. In the event that a Governmental Entity determines that the Company at any time prior to the Closing Date failed to qualify as an S-corporation, the Sellers shall take such curative measures as reasonably requested by Purchaser in order to mitigate any adverse consequences relating to such a failure.

(d) Shareholders’ Liability for Taxes. The Shareholders shall jointly and severally indemnify, defend and hold harmless Purchaser and its Affiliates from, against, and in respect of any Losses incurred or sustained by, or imposed upon, any such indemnified party based upon, arising out of, with respect to or by reason of: (i) Taxes of the Company and its Subsidiaries with respect to a Pre-Closing Tax Period; (ii) any breach of or inaccuracy in any representation, warranty or covenant contained in Section 5.02(u) and this Section 6.13 (it being understood that for purposes of this Section 6.13(d), in determining the amount of any Losses in respect of a breach of any such representation or warranty, any qualifications relating to materiality (including Material Adverse Effect) or Knowledge contained in any such representation or warranty shall be disregarded); (iii) Transfer Taxes for which the Shareholders are responsible pursuant to Section 6.13(f); (iv) without duplication, Taxes directly or indirectly arising from, related to or attributable to the breach or nonperformance of any covenant or agreement of the Sellers contained in this Agreement; and (v) without limitation on clauses (i) through (iv)

of this Section 6.13(d), any Taxes attributable to failure to properly withhold Tax from any payment and/or failure to pay any amount required to be withheld to a Governmental Entity, or to properly report any Tax item to a Governmental Entity, in each case, to the extent such failure (A) arises as a result of reliance by Purchaser, the Surviving Company or the Company Subsidiaries on the Tax forms, client information and information reporting methodologies maintained by the Company or its Subsidiaries as of the Closing Date and (B) occurs prior to the first (1st) anniversary of the Closing Date, in each case except to the extent such Taxes were taken into account in calculating the Estimated Equity Amount or Final Equity Amount to which the Shareholders are entitled.

(e) Procedures Relating to Indemnification of Tax Claims.

(1) If a claim shall be made by any Governmental Entity, which, if successful might result in an indemnity payment by the Shareholders to Purchaser or any of its Affiliates under Section 6.13(d) (a “Tax Claim”), Purchaser shall promptly notify the Sellers Representative, on behalf of the Shareholders, of such Tax Claim in writing and in reasonable detail. Failure to provide such notice shall not limit the right of Purchaser and its Affiliates to be indemnified under Section 6.13(d), except to the extent the Shareholders’ ability to participate as to such Tax Claim is actually and materially prejudiced thereby.

(2) With respect to any Tax Claim with respect to income or franchise Taxes relating to a Tax period ending on or before the Closing Date, the Sellers Representative, on behalf of the Shareholders, shall control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Governmental Entity with respect thereto, and shall either, in its sole discretion, pay the Tax claimed and sue for a refund on behalf of the Shareholders where Applicable Law permits such refund suits, or contest the Tax Claim in any permissible manner; provided that (i) Purchaser may at its own expense participate in the Proceedings related to such Tax Claim, (ii) the Shareholders shall keep Purchaser reasonably and timely informed with respect to the commencement, status and nature of such Tax Claim, (iii) the Shareholders shall consider any reasonable comments proposed by Purchaser that are related to the defense of such Tax Claim and (iv) the Shareholders shall not settle, compromise or dispose of such Tax Claim without the consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

(3) With respect to any Tax Claim relating to a Straddle Period, Purchaser shall have the right to control all Proceedings and may make any decisions in connection with any Tax Proceeding related to such Straddle Period; provided, however, that (i) the Sellers Representative on behalf of each Shareholder may at the Shareholders’ expense participate in the Proceedings related to such Tax Claim, if permitted by the Governmental Entity, (ii) Purchaser shall keep the Sellers Representative, on behalf of the

Shareholders, reasonably and timely informed with respect to the commencement, status and nature of such Tax Claim, and (iii) Purchaser shall not settle, compromise or dispose of such Tax Proceeding without the prior written consent of the Sellers Representative, on behalf of the Shareholders, such consent not to be unreasonably withheld, conditioned or delayed.

(4) With respect to any Tax Claim not described in Section 6.13(e)(2) or (3), Purchaser shall have the right to control all Proceedings and may make any decisions in connection with such Tax Claim; provided that (i) Purchaser shall not settle, compromise or dispose of a Tax Claim with respect to a Pre-Closing Tax Period for which the Shareholders may be liable under this Section 6.13 without consent of the Sellers Representative, such consent not to be unreasonably withheld, conditioned or delayed and (ii) Purchaser shall not settle, compromise or dispose of such Tax Claim in a manner that would either (x) shift income from a Post-Closing Tax Period to a Pre-Closing Tax Period or (y) shift deductions from a Pre-Closing Tax Period to a Post-Closing Tax Period, without the consent of the Sellers Representative, on behalf of the Shareholders, such consent not to be unreasonably withheld, conditioned or delayed.

(5) Purchaser and the Company and each of their respective Affiliates shall cooperate with the Sellers Representative, on behalf of the Shareholders, in contesting any Tax Claim, which cooperation shall include the retention and (upon any request of the Sellers Representative) the provision to the Sellers Representative, on behalf of the Shareholders, of records and information that are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

(f) Transfer Taxes. All transfer, documentary, sales, use, value-added, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, fines, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid fifty percent (50%) by the Shareholders and fifty percent (50%) by Purchaser, and the Shareholders shall file all appropriate Tax Returns as may be required with respect to such Taxes. The Shareholders and Purchaser shall cooperate in timely making all Tax Returns as may be required to be filed in the preceding sentence.

(g) FIRPTA Matters. At the Closing, each Shareholder shall deliver to Purchaser a customary certificate reasonably acceptable to Purchaser and in conformation with the Treasury Regulations under Section 1445 of the Code to the effect that such Shareholder is not a foreign person.

(h) Survival; Interaction with ARTICLE VII. The representations and warranties in Section 5.02(u) and the indemnification obligations pursuant to this Section 6.13 shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations (including any extensions thereof) relevant to each particular item, including any indemnification obligation arising from a breach of the representations and warranties; provided that if notice of indemnification under Section 6.13(e)(1) is provided to the indemnifying party prior to any such expiration date, any obligation to indemnify for any claim described in such notice shall continue indefinitely until such claim is finally resolved. Indemnification for Losses with respect to the matters set forth in Section 6.13(d) shall be governed solely by this Section 6.13 and the provisions of ARTICLE VII (other than Section 7.01(a)(2)) shall not be applicable to indemnification with respect to Taxes.

(i) Amounts Payable. As more specifically described in the following sentence, the Shareholders shall pay all amounts payable pursuant to this Section 6.13 promptly following receipt from Purchaser of a claim for a Loss that is the subject of indemnification hereunder. In any event, the Shareholders shall pay to Purchaser, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than ten (10) Business Days following any Final Determination of such Loss and the indemnifying party’s liability therefor. A “Final Determination” shall exist when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto. Except as otherwise required by Applicable Law, all payments made by the Shareholders in respect of any claim pursuant to Section 6.13(d) shall be treated as adjustments to the consideration for the Merger for Tax purposes.

6.14. Further Assurances. The parties agree that, from time to time, whether before, on or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement.

6.15. Sellers Representative.

(a) Each of the Sellers hereby irrevocably appoints James O. Pohlad as its representative (the “Sellers Representative”) for all purposes under this Agreement, including for the purposes of making or accepting any notice, request, election, proposal, waiver or consent under or in respect of, or amendment or modification to this Agreement (including pursuant to Section 10.03). Purchaser shall be entitled in its sole discretion to rely absolutely upon and act in accordance with, without any Liability to any party for having relied or acted thereon, notices, including requests, elections, proposals, waivers, consents, amendments or information, issued by the Sellers Representative. Service of any notice or other communication to the Sellers Representative shall be deemed to constitute valid service or notice thereof to each of the Sellers and notice or other communications from the Sellers Representative shall be deemed to constitute valid service or notice from each of the Sellers. The Sellers Representative shall be obliged to keep the Sellers fully informed. Each Seller ratifies and confirms everything done in such Seller’s name by the Sellers Representative under this Agreement and agrees to indemnify and hold harmless Purchaser against all Liabilities in respect of actions taken by the Sellers Representative and actions taken by Purchaser in reliance on this Section 6.15 or on actions taken by the Sellers Representative. For clarity, a decision, act, consent or instruction of the Sellers Representative shall be deemed a decision, act, consent or instruction of all the Sellers and will be final and binding upon each Seller, and Purchaser may fully and unquestionably rely upon any such decision, act, consent or instruction of the Sellers Representative.

(b) Each of the Shareholders hereby duly appoints the Sellers Representative as its attorney with full power to execute, complete and deliver in the name and on behalf of such Seller all documents necessary to give effect to the provisions of this Agreement, including the exercise of power to: (i) give and receive notices and communications to or from Purchaser and/or the Exchange Agent relating to this Agreement or any of the transactions and other matters contemplated hereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such holders individually), (ii) authorize the payment to Purchaser, by wire transfer of immediately available funds, payment in satisfaction of indemnification claims by Purchaser or any other Purchaser Indemnified Party pursuant to ARTICLE VII and Section 6.13 (including by not objecting to such claims), (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to (x) indemnification claims by Purchaser or any other Purchaser Indemnified Party pursuant to ARTICLE VII and Section 6.13 or (y) any dispute between any Purchaser Indemnified Party and any Seller, in each case relating to this Agreement or the transactions contemplated hereby, (iv) execute and deliver amendments, modifications, waivers and consents, or otherwise waive or refrain from exercising any right of any Seller, in connection with this Agreement or the consummation of the transactions contemplated hereby or thereby, and (v) take all actions necessary or appropriate in the judgment of the Sellers Representative for the accomplishment of the foregoing. The appointment in this Section 6.15(b) is irrevocable and is given to secure the performance of the obligations of each Seller under this Agreement.

(c) In the event of death or incapacity of the Sellers Representative, the Sellers agree that Robert C. Pohlad shall be deemed for all purposes under this Agreement as the Sellers Representative. If Robert C. Pohlad is unable to serve as the Sellers Representative, the Sellers agree to appoint a successor from their number within thirty (30) days after the date of the Sellers Representative’s death or incapacity.

6.16. Conversion into Limited Liability Companies. Prior to the Closing Date, the Company shall have converted, or shall have caused to be converted, each of its corporate Subsidiaries (other than Meridian Bank, National Association, Meridian Bank Texas and Marquette Capital Trusts I, II, III and IV) into a Delaware limited liability company that is disregarded as an entity separate from its owner for U.S. federal income Tax purposes.

6.17. Non-Competition and Non-Solicitation

(a) During the period beginning on the Closing Date and ending on the second (2nd) anniversary of the Closing Date (the “Non-Competition Period”), the Shareholders

shall not, and shall cause their Affiliates not to, directly or indirectly, engage in the business of the Company or any Company Subsidiary (any such business, a “Competing Business”) in the Designated Markets; provided, however, that the limitations of this Section 6.17(a) shall not apply to control of up to ten percent (10%) of the outstanding securities of any entity (i) the securities of which are listed and traded on a nationally recognized securities exchange or market and (ii) that is engaged in the Competing Business, as long as the Shareholders and/or their respective Affiliates do not otherwise control such entity; provided further, that the restrictions set forth in this Section 6.17(a) shall not apply to (x) Marquette Capital, LLC, Marquette Capital Fund I, LP, Marquette Capital Fund II, LP, Marquette Capital Partners, LLC, and Marquette Capital Partners II, LLC, in each case, to the extent such entities are engaged in a Competing Business as of the date hereof, or (y) the activities of Affiliates of the Shareholders set forth in Section 6.17 of the Sellers Disclosure Letter.

(b) During the Non-Competition Period, the Shareholders shall not, and shall cause their Affiliates not to, directly or indirectly, solicit for employment or hire any Continuing Employee; provided that this Section 6.17(b) shall not prohibit (i) solicitation by means of a general purpose advertisement not specifically targeted at the Continuing Employees or hiring any Continuing Employee as a result of such general purpose advertisement or (ii) hiring any Continuing Employee who was terminated by Purchaser or any of its Affiliates after the Closing Date.

(c) During the Non-Competition Period, the Shareholders shall not, and shall cause their respective Affiliates not to, directly or indirectly, (i) use any information regarding the Company or any of its Subsidiaries to solicit or engage in other efforts directed to or targeted at any customer or customers of the Company or any Company Subsidiary with respect to providing services similar to those provided to such customers by the Company or any Company Subsidiary as of the Closing Date or (ii) use such information to take any other actions that are designed to induce any customer of the Company or of any Company Subsidiary to transfer any portion of such customer’s relationships with Purchaser to a similar business of a Shareholder or any of their respective Affiliates; provided that nothing in this Section 6.17(c) shall be construed as limiting the ability of the Shareholders and their Affiliates to respond to unsolicited requests by customers of the Company or of any Company Subsidiary.

(d) Each of the Shareholders acknowledges that (i) as between the Shareholders and the Company, the Company owns all trademarks, service marks, trade dress, trade names, and domain names consisting of or incorporating the terms set forth in Section 6.17(d) of the Sellers Disclosure Letter (collectively, the “Company Marks”), and (ii) no Shareholder has any rights, or is acquiring any rights, to use the Company Marks after the Closing Date. No Shareholder may use any Company Marks after the Closing Date, except that the Shareholders may at all times after the Closing Date retain records and other historical or archived documents containing or referencing the Company Marks.

(e) Each of the Shareholders understands and acknowledges that (i) it would be difficult to calculate damages to Purchaser from any breach of the obligations of the Shareholders under this Section 6.17, (ii) injury to Purchaser from any such breach would be irreparable and impossible to measure and (iii) the remedy under Applicable Law for any breach or threatened breach of this Section 6.17 would therefore be an inadequate remedy and, accordingly, Purchaser shall, in addition to all other available remedies (including seeking such damages as it can show it has sustained by reason of such breach and/or the exercise of all other rights it has under this Agreement), be entitled to seek injunctive relief, specific performance and other equitable remedies without the necessity of showing actual damages or posting bond.

(f) Each of the Shareholders understands and acknowledges that the restrictive covenants and other agreements contained in this Section 6.17 are an essential part of this Agreement. It is the intention of the parties that, if any of the restrictions or covenants contained herein are held to cover a geographic area or to be for a length of time that is not permitted by Applicable Law, or is in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent that such provision would then be valid or enforceable under Applicable Law, such provision shall be construed and interpreted or reformed to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under Applicable Law.

(g) For the avoidance of doubt, none of the restrictions imposed by applicable subsections of this Section 6.17 shall apply to any person that is an Affiliate of a party to this Agreement if such person ceases to be an Affiliate of such party.

6.18. Representatives’ Fees.

Prior to the Closing, all fees or other payments due to any Representatives of the Company and its Subsidiaries in respect of the Merger or any of the transactions contemplated hereby shall be fully paid or fully accrued on the Company’s or the applicable Company Subsidiary’s financial accounts.

6.19. Company Marks.

Following the date hereof, and prior to the Closing, the parties agree to discuss in good faith a mutually agreeable arrangement pursuant to which Affiliates of the Shareholders will be permitted to use, on a basis and for a period to be discussed, certain of the Company Marks currently in use by such Affiliates following the Closing Date.

ARTICLE VII

INDEMNIFICATION

7.01. Survival.

(a) The representations and warranties in this Agreement shall survive the Closing as follows:

(1) the representations and warranties in Sections 5.02(a) – 5.02(h), 5.02(j), 5.02(x)(5), 5.02(ii) and 5.03(a) –5.03(g) shall survive indefinitely;

(2) the representations and warranties in Section 5.02(u) shall survive pursuant to Section 6.13(h);

(3) the representations and warranties in Sections 5.02(m)(1), 5.02(n) (but only insofar as such representation and warranty is made or deemed made (x) as of the date hereof and (y) with respect to Liabilities of a nature or type that should, in accordance with GAAP, be reflected in the Company Financial Statements), 5.02(o)(ii) and (iv), 5.02(x)(1) (but only the first sentence thereof), 5.02(gg) (but only with respect to intentional misstatements or misstatements made with the Sellers’ Knowledge) and 5.03(h)(1) shall survive until the first anniversary of the Closing Date; and

(4) all other representations and warranties in this Agreement not specified in Sections 7.01(a)(1)–(3) shall survive only until the Effective Time.

(b) The covenants and agreements of the parties contained in this Agreement shall, subject to the express terms thereof, survive the Closing indefinitely.

(c) Each of the representations and warranties in ARTICLE V is separate and, unless otherwise specifically provided, is not limited by reference to any other representation or warranty or any other provision in this Agreement.

7.02. Indemnification of Shareholders and Company Directors and Officers by Purchaser.

(a) Without limiting any right to indemnification available to any person by Contract or Applicable Law, following the Effective Time, Purchaser will indemnify, defend and hold harmless the Shareholders, their Affiliates, the present directors and officers (when acting in such capacity) of the Company and their respective agents, heirs, successors and permitted assigns (each, a “Seller Indemnified Party”) against all Losses resulting from, arising out of or incurred in connection with:

(1) any failure of any representation or warranty made by Purchaser that is referred to in:

(a) Sections 7.01(a)(1); or

(b) Section 7.01(a)(3);

in each case, to be true and correct as of the date of this Agreement or as of, and as if made on, the Closing Date; it being understood that for purposes of this Section 7.02(a)(1), in determining the amount of any Losses in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualifications relating to materiality (including Material Adverse Effect) or Knowledge contained in any such representation or warranty shall be disregarded;

(2) any nonfulfillment or breach of any covenant or agreement made by Purchaser in this Agreement; and

(3) any Third-Party Claim arising out of the conduct of the business by Purchaser or the Company after the Effective Time except to the extent the Purchaser Indemnified Parties are entitled to indemnity with respect thereto pursuant to Section 7.03.

(b) For a period of six (6) years following the Effective Time, Purchaser shall use its commercially reasonable efforts to provide that portion of directors’ and officers’ Liability insurance that serves to reimburse the present and former officers and directors of the Company or of any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, that in no event shall Purchaser be required to expend more than two hundred percent (200%) of the current amount expended by the Company (the “Current Premium”) to maintain or procure such directors’ and officers’ insurance coverage for a comparable six (6)-year period; provided, further, that if Purchaser is unable to maintain or obtain the insurance called for by this Section 7.02(b), Purchaser shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Current Premium; provided, further, that officers and directors of the Company or any Company Subsidiary may be required to make application and provide customary representations and warranties to the responsible insurance carrier for the purpose of obtaining such insurance. In lieu of this Section 7.02(b), the Company may and at the request of Purchaser shall, in each case in consultation with and only with Purchaser’s prior written consent, obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in this Section 7.02(b) if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Current Premium.

(c) The Seller Indemnified Parties shall not be entitled to assert any indemnification pursuant to Section 7.02(a)(1)(b) after the first (1st) anniversary of the Closing Date; provided that if on or prior to such date, a notice of claim shall have been given to Purchaser pursuant to Section 7.04 hereof for such indemnification, the Seller Indemnified Parties shall continue to have the right to be indemnified pursuant to this Section 7.02 with respect to the matter or matters to which such claim relates until such claim for indemnification has been satisfied or otherwise resolved.

(d) Any indemnification of a Seller Indemnified Party pursuant to this Section 7.02 shall be effected by wire transfer or transfers of immediately available funds from Purchaser to an account or accounts designated by the applicable Seller Indemnified Party in writing to Purchaser within five (5) Business Days after the determination thereof.

(e) The provisions of this Section 7.02 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Seller Indemnified Party and his or her heirs and Representatives.

7.03. Indemnification of Purchaser by Shareholders.

(a) Without limiting any right to indemnification available to any person by Contract or Applicable Law, following the Effective Time, the Shareholders shall, jointly and severally, indemnify and hold harmless Purchaser and its Affiliates and its and their respective officers, directors, employees, shareholders, agents, heirs, successors and permitted assigns, each in their capacity as such (each, a “Purchaser Indemnified Party”), against all Losses resulting from, arising out of or incurred in connection with:

(1) any failure of any representation or warranty made by any Seller that is referred to in:

(a) Section 7.01(a)(1); or

(b) Section 7.01(a)(3);

in each case, to be true and correct as of the date of this Agreement or as of, and as if made on, the Closing Date; it being understood that for purposes of this Section 7.03(a)(1), in determining the amount of any Losses in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualifications relating to materiality (including Material Adverse Effect) or Knowledge contained in any such representation or warranty shall be disregarded;

(2) any nonfulfillment or breach of any covenant or agreement made by any Seller or the Sellers Representative in this Agreement;

(3) any Liability of the Company to the Shareholders or to any Affiliate of the Shareholders (other than the Company and its Subsidiaries) existing as of, or related to the period prior to, the Closing Date;

(4) any Liability of the Shareholders or any Affiliate of the Shareholders;

(5) any actions taken by the Sellers Representative or actions taken by Purchaser or any of its Affiliates in reliance on Section 6.15 or on any other act, consent, decision notice, instructions or action of the Sellers Representative, including any distributions to Sellers made by or at the direction of the Sellers Representative; and

(6) (i) the Retained Benefit Obligations (including the transfer of the Pension Plan in accordance with Section 6.11), and (ii) the “multiemployer plan” identified in Section 5.02(x)(5) of the Sellers Disclosure Letter, in each case of (i) or (ii) regardless of whether a Liability arose prior to, at or after the Effective Time, and (iii) any Liability of the Company or any Company Subsidiary relating to (x) a breach by the Company of the terms of any of the Payout Agreements identified in Section 5.02(n) of the Sellers Disclosure Letter or (y) Section 409A of the Code in connection with such Payout Agreements, in each case of (x) or (y), to the extent such Liability relates to the Company’s or any Company Subsidiary’s acts or omissions prior to the Effective Time.

(b) Any indemnification of a Purchaser Indemnified Party pursuant to this Section 7.03 shall be effected by wire transfer of immediately available funds in an amount equal to the amount of the indemnification payment to an account designated by the applicable Purchaser Indemnified Party in writing to the Sellers Representative within five (5) Business Days after the determination thereof.

(c) The Purchaser Indemnified Parties shall not be entitled to assert any indemnification pursuant to Section 7.03(a)(1)(b) after the first anniversary of the Closing Date; provided that if on or prior to such date a notice of claim shall have been given to the Sellers Representative pursuant to Section 7.04 hereof for such indemnification, the Purchaser Indemnified Parties shall continue to have the right to be indemnified pursuant to this Section 7.03 with respect to the matter or matters to which such claim relates until such claim for indemnification has been satisfied or otherwise resolved.

(d) The provisions of this Section 7.03 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Purchaser Indemnified Party and its successors and Representatives.

7.04. Procedures Relating to Indemnification.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under this ARTICLE VII in respect of, arising out of or involving a claim or demand made by any person (other than a party hereto or Affiliate thereof) against the indemnified party (a “Third-Party Claim”), such indemnified party shall notify the indemnifying party in writing, and in reasonable detail (taking into account the information then available to such indemnified party), of the Third-Party Claim promptly after receipt by such indemnified party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure. The indemnified party shall deliver to the indemnifying party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim; provided, however, that the failure to deliver such copies shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure.

(b) If a Third-Party Claim is made against an indemnified party, the indemnifying party will be entitled to participate in the defense thereof (at its expense) and, if it so chooses, within ten (10) days of receiving notice of such claim acknowledges without reservation its obligation to indemnify the indemnified party therefor and furnishes acceptable evidence of the resources necessary to properly defend such matter, to assume the defense thereof (at its expense) with counsel selected by the indemnifying party and satisfactory to the indemnified party; provided, however, that the indemnifying party shall not have the right to assume the defense of any Third-Party Claim that (i) is a criminal claim or involves any allegations of criminal wrongdoing or fraud, (ii) is a claim by a Governmental Entity or involves an alleged violation of Applicable Law, (iii) seeks injunctive or other non-monetary relief, (iv) is, in the case of Purchaser, material to Purchaser or the Surviving Company, or (v) relates to the period after the Closing.

(c) Should the indemnifying party have the right to assume the defense of a Third-Party Claim and elect to so assume the defense of such Third-Party Claim, the indemnifying party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the Third-Party Claim involves potential conflicts of interest or different defenses for the indemnified party and the indemnifying party. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. If the indemnified party reasonably determines (i) that the indemnifying party failed or is failing to adequately prosecute or defend any Third-Party Claim for which it has assumed the defense, (ii) that the conduct of the defense of any claim subject to indemnification hereunder or any proposed settlement of any such claim by the indemnifying party might be expected to affect adversely the indemnified party’s Tax Liability or (in the event the indemnified party is a Purchaser Indemnified Party) the ability of Purchaser to conduct its business, or (iii) that the indemnified party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the indemnifying party in respect of such claim or any litigation thereto, then the indemnified party may revoke the ability of the indemnifying party to control the defense of such claim and may, itself, assume the defense of such Third-Party Claim, at the expense of the indemnifying party. The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof and as otherwise contemplated by clauses (i), (ii) and (iii) above.

(d) If the indemnifying party chooses to defend any Third-Party Claim, all the parties shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s reasonable request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and use of all reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party shall have assumed the defense of a Third-Party Claim, the indemnified party shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The indemnifying party may pay, settle or compromise a Third-Party Claim without the written consent of the indemnified party, so long as such settlement (i) includes an unconditional release of the indemnified party from all Liability in respect of such Third-Party Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy or any other obligation other than solely the payment of monetary damages for which the indemnified party will be indemnified hereunder, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the indemnified party.

(e) If an indemnified party shall desire to assert any claim for indemnification provided for under this ARTICLE VII other than a claim in respect of, arising out of or involving a Third-Party Claim, such indemnified party shall notify the indemnifying party in writing, and in reasonable detail (taking into account the information then available to such indemnified party), of such claim promptly after becoming aware of the existence of such claim; provided that the failure to give such notification shall not affect the indemnification provided for hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure. If the indemnifying party does not respond to such notice within forty-five (45) days after its receipt, it will have no further right to contest the validity or amount of such claim.

(f) The parties agree that the Sellers Representative shall act in all respects under this ARTICLE VII as the Seller Indemnified Party and indemnifying party on behalf of the Shareholders.

7.05. Limitations on Indemnification.

(a) The Shareholders shall have no Liability for any claim for indemnification pursuant to Section 7.03(a)(1) if the Loss associated with such claim is less than seven thousand five hundred dollars ($7,500) (any such claim being referred to as a “De Minimis Claim”). The Shareholders shall have no Liability for indemnification pursuant to Section 7.03(a)(1)(b) with respect to Losses for which indemnification is provided thereunder unless the aggregate amount of such Losses (including all Losses associated with De Minimis Claims) exceeds one million dollars ($1,000,000) (the “Indemnity Threshold”), in which case the Shareholders shall be liable for all Losses (excluding all Losses associated with De Minimis Claims); provided that in no event shall the aggregate indemnification to be paid by the Shareholders (i) pursuant to Section 7.03(a)(1)(b) exceed forty million dollars ($40,000,000) or (ii) pursuant to Section 7.03(a)(1)(a) exceed two hundred million dollars ($200,000,000).

(b) Purchaser shall have no Liability for any claim for indemnification pursuant to Section 7.02(a)(1) if the Loss is associated with any De Minimis Claim. Purchaser shall have no Liability for indemnification pursuant to Section 7.02(a)(1)(b) with respect to Losses for which indemnification is provided thereunder unless the aggregate amount of such Losses (including all Losses associated with De Minimis Claims) exceeds the Indemnity Threshold, in which case Purchaser shall be liable for all Losses (excluding all Losses associated with De Minimis Claims); provided that in no event shall the aggregate indemnification to be paid by Purchaser (i) pursuant to Section 7.02(a)(1)(b) exceed forty million dollars ($40,000,000) or (ii) pursuant to Section 7.02(a)(1)(a) exceed two hundred million dollars ($200,000,000).

(c) The limitations specified in Sections 7.05(a)–7.05(b) shall not apply in respect of fraudulent breaches of representations and warranties or willful concealment of any matter which breaches a representation or warranty.

(d) No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Losses.

7.06. Indemnity Payments. All payments made pursuant to this ARTICLE VII (other than interest payments) shall be treated by the parties on all Tax Returns as adjustments to the consideration for the Merger.

7.07. Insurance; Recoveries. The amount of any Loss subject to indemnification hereunder shall be calculated net of any insurance proceeds or other payments actually received by the indemnified party from any insurer or other third party on account of such Loss (as reduced by any related retrospective or prospective increase in premiums and taking into account all costs and expenses reasonably incurred in procuring such proceeds or payments, and any Taxes paid or payable as a result of the receipt of such proceeds or payments). The indemnified party shall be under no obligation to pursue any insurance claim with respect to a matter for which such party is claiming indemnity under this Agreement if the indemnified party reasonably believes the cost of pursuing such insurance claim, including any increase in premium related thereto, would be greater than the potential recovery. To the extent that the indemnified party pursues an insurance claim and the costs related thereto (as described in the parenthetical above) exceed the insurance proceeds, the excess will be treated as a Loss. If the amount of any Loss suffered by any indemnified party is reduced, at any time subsequent to any payment in respect thereof by an indemnifying party pursuant to recovery from any insurer or other third party on account of such Loss, an amount equal to the amount of such reduction (not to exceed, in any event, the amount so previously paid in respect thereof by the indemnifying party), less any costs incurred in obtaining such recovery, shall either promptly be repaid by the indemnified party to the indemnifying party or will serve as an offset of other amounts owed by the indemnifying party to the indemnified party.

7.08. Waiver. The Shareholders agree that any information supplied by the Company or by or on behalf of any of the employees, directors, agents or officers of the Company or any Company Subsidiary to the Shareholders or their advisers in connection with this Agreement, the information in the Sellers Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favor of the Shareholders, and the Shareholders hereby undertake to Purchaser and to the Company that they waive any and all claims which they might otherwise have against any of them in respect of such claims.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger is subject to the fulfillment or written waiver by each party on or before the Closing Date of each of the following conditions:

(a) Stockholder Approvals. This Agreement and the Merger shall have been duly approved by the requisite vote of the holders of the Company Common Stock (this Agreement being conclusive evidence of such approval) in accordance with the MBCA.

(b) Regulatory Approvals. (i) Each of the Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (ii) no Governmental Entity in connection with, or as a condition to receipt of, any such Requisite Regulatory Approval has imposed a Burdensome Condition.

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger. No Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

8.02. Conditions to the Obligation of the Sellers. The Sellers’ obligation to consummate the Merger is subject to the fulfillment or written waiver by the Sellers Representative before the Effective Time of each of the following conditions:

(a) Each of the representations and warranties in Sections 5.03(a)—5.03(d) and 5.03(g) shall be true and correct in all respects as of the Closing Date. Each of the other representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty need only be true and correct as of such date), except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, and without duplication as to materiality (including Material Adverse Effect), would not reasonably be expected to prevent, materially delay or materially impair the ability of Purchaser to perform and comply with its obligations under this Agreement.

(b) Purchaser shall have duly performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by Purchaser at or before the Closing.

(c) Purchaser shall have delivered to the Sellers Representative a certificate, dated as of the Closing Date and signed by an authorized officer of Purchaser, certifying the fulfillment of the conditions specified in Sections 8.02(a) and (b).

(d) The Company shall have received an opinion of Briggs and Morgan, P.A., dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Briggs and Morgan, P.A. will be entitled to receive and rely upon certificates and representations of officers of the Company and Purchaser.

8.03. Conditions to the Obligation of Purchaser. Purchaser’s obligation to consummate the Merger is also subject to the fulfillment, or written waiver by Purchaser before the Effective Time of each of the following conditions:

(a) Each of the representations and warranties in Sections 5.02(a)–5.02(g), 5.02(j) and 5.02(u) shall be true and correct in all respects as of the Closing Date. Each of the other representations and warranties of the Sellers contained in this Agreement shall be true and correct as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty need only be true and correct as of such date), except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, and without duplication as to materiality (including Material Adverse Effect), have not had or resulted in and would not be reasonably likely to have or result in a Material Adverse Effect.

(b) The Sellers shall have duly performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them at or before the Closing (including, with respect to the Shareholders, delivery of the certification required pursuant to Section 6.13(g)).

(c) The Company shall have remediated any Tax compliance matters relating to the collection of customer W-9s and any other documentation required by Applicable Law, which is identified to the Company by Purchaser, in each case, to the reasonable satisfaction of Purchaser.

(d) There shall not have occurred any Material Adverse Effect with respect to any Seller.

(e) The Sellers Representative shall have delivered to Purchaser a certificate, in its capacity as the Sellers Representative, acting on behalf of all Sellers, dated as of the Closing Date, certifying the fulfillment of the conditions specified in Sections 8.03(a) – (d); provided, however, that the certification as to Section 8.03(d) shall be limited to the Shareholders’ Knowledge.

(f) The Company shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed by an authorized officer of the Company, certifying the fulfillment of the conditions specified in Sections 8.03(a) – (d).

(g) Purchaser shall have received an opinion of Sullivan & Cromwell LLP, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Sullivan & Cromwell LLP will be entitled to receive and rely upon certificates and representations of (i) officers of Purchaser and the Company and (ii) the Sellers Representative.

ARTICLE IX

TERMINATION

9.01. Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned, at any time before the Closing Date, by the Sellers Representative or Purchaser:

(a) Mutual Agreement. With the mutual agreement of the other parties.

(b) Breach. Upon thirty (30) days’ prior written notice of termination, if there has occurred and is continuing: (i) in the case of Purchaser, a breach by any Seller, and in the case of the Sellers, a breach by Purchaser or Merger Sub, of any representation or warranty contained herein or (ii) in the case of Purchaser, a breach by any Seller, and in the case of the Sellers, a breach by Purchaser, of any covenant or agreement contained herein; provided that, in the case of each of clauses (i) and (ii), such breach has not been cured within thirty (30) days of receipt of such notice and such breach (under either clause (i) or (ii)) would entitle Purchaser, in the case of a breach by a Seller, or the Sellers, in the case of a breach by Purchaser, not to consummate the Merger under ARTICLE VIII.

(c) Denial of Regulatory Approval. If the approval of any Governmental Entity required for consummation of the Merger or the other transactions contemplated hereby is denied by final, non-appealable action of such Governmental Entity; provided that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the foregoing.

(d) Delay. If the Effective Time has not occurred by the close of business on the twelve (12)-month anniversary of the date hereof (the “Outside Date”); provided that if the conditions set forth in Section 8.01(b) shall not have been satisfied or duly waived by Purchaser and the Sellers Representative by the fifth (5th) Business Day prior to the Outside Date, Purchaser may, by written notice delivered to the Sellers Representative, extend the Outside Date from time to time to a date not later than the six (6)-month anniversary of the Outside Date; provided further that the right to terminate this Agreement under this Section 9.01(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date.

(e) Possible Adjustment. The Sellers Representative will have the right to terminate this Agreement at any time during the five (5)-day period commencing on the Determination Date, if either:

(1) both of the following conditions are satisfied:

(a) the Average Purchaser Stock Price shall be less than $46.60; and

(b) (i) the number obtained by dividing the Average Purchaser Stock Price by $58.25 (such quotient being referred to herein as the “Purchaser Ratio”) shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on October 30, 2014 and subtracting 0.20 from the quotient in this clause (b)(ii) (such number being referred to herein as the “Index Ratio”);

or

(2) the Average Purchaser Stock Price shall be less than $37.86;

subject, however, to the following five sentences. If the Sellers Representative elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Purchaser, which notice shall specify which of clauses (1) or (2) is applicable; provided that if both clauses (1) and (2) would be applicable, the Sellers Representative shall specify clause (2) in such notice; provided further that such notice of election to terminate may be withdrawn at any time within the aforementioned five (5)-day period. During the seven (7)-day period commencing with its receipt of such notice, Purchaser shall have the option, in the case of a failure to satisfy the condition in clause (1), of adjusting the Exchange Ratio to equal the lesser of (x) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the product of $46.60 MULTIPLIED BY the Exchange Ratio (as then in effect) and the denominator of which is the Average Purchaser Stock Price, and (y) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the Index Ratio MULTIPLIED BY the Exchange Ratio (as then in effect) and the denominator of which is the Purchaser Ratio. During such seven (7)-day period, Purchaser shall have the option, in the case of a failure to satisfy the condition in clause (2), to elect to increase the Exchange Ratio to a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the product of $37.86 MULTIPLIED BY the Exchange Ratio (as then in effect) and the denominator of which is the Average Purchaser Stock Price (an Exchange Ratio calculated pursuant to this sentence or the preceding sentence being referred to herein as the “Adjusted Exchange Ratio”). In lieu of adjusting the Exchange Ratio as described in either of the two preceding sentences, Purchaser shall have the option, in its sole discretion, of paying to the Shareholders an amount per share of

Company Common Stock, in cash at the Closing, equal to the product of (x) (a) the applicable Adjusted Exchange Ratio MINUS (b) the Exchange Ratio as then in effect, MULTIPLIED BY (y) the Average Purchaser Stock Price. If Purchaser makes an election contemplated by any one of the three preceding sentences, within such ten (10)-day period, it shall give prompt written notice to the Sellers Representative of such election and, if applicable, the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.01(e) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and, if applicable, any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 9.01(e).

(f) Applicable Law; Governmental Restriction; Material Adverse Effect.

(1) Each of the Sellers Representative and Purchaser will have the right to terminate this Agreement if: (i) any Applicable Law is enacted, entered, promulgated, enforced or issued by any Governmental Entity or other restraint or prohibition is in effect which prevents the consummation of the Merger or (ii) there is a final and non-appealable denial by any Governmental Entity of a consent necessary to consummate the Merger and the transactions contemplated hereby or Purchaser receives notification that a Governmental Entity will, as a condition to its consent to the Merger, impose a Burdensome Condition.

(2) Purchaser will have the right to terminate this Agreement if any event, change, circumstance or occurrence that, individually or together with any other event, change, circumstance or occurrence, has occurred which has, or would be reasonably likely to have, a Material Adverse Effect with respect to any Seller.

9.02. Effect of Termination and Abandonment. If this Agreement is terminated and the Merger and the transactions contemplated hereby are abandoned, no party will have any Liability or further obligation under this Agreement, except that Section 5.02(j), Section 5.03(g), Sections 6.08(c)–6.08(f), this Section 9.02 and ARTICLE X, as well as any relevant definitions, will survive termination of this Agreement and remain in full force and effect and except that termination will not relieve a party from Liability for any willful breach by it of this Agreement.

ARTICLE X

MISCELLANEOUS

10.01. Expenses. Except as otherwise expressly set forth herein, all fees and expenses payable in connection with the consummation of the transactions contemplated by this Agreement shall be the sole Liability of the party incurring such expense.

10.02. Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given or made when personally delivered or delivered by nationally recognized overnight courier to the addresses set forth below or at such other place or by such other method as such party may specify by notice.

If to the Company, to:

Marquette Companies, LLC

60 South Sixth Street

Suite 900

Minneapolis, MN 55402

Attention: Albert J. Colianni, Jr.

with a copy to:

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Attention: Joseph T. Kinning

If to the Sellers Representative, to:

Marquette Companies, LLC

60 South Sixth Street

Suite 900

Minneapolis, MN 55402

Attention: James O. Pohlad

with a copy to:

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Attention: Joseph T. Kinning

If to Purchaser, to:

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

Attention: Chief Executive Officer

with copies to:

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

Attention: General Counsel

and

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Mitchell S. Eitel, Esq.

10.03. Amendment. Any provision of this Agreement may be amended or modified at any time, but only by a written agreement executed and delivered by the parties to be bound.

10.04. Alternative Transaction Structure. Notwithstanding anything to the contrary in this Agreement, before the Effective Time, Purchaser may revise the structure of the Merger or otherwise revise the method of effecting the Merger and the transactions contemplated hereby; provided that (i) such revision does not alter or change the kind or amount of consideration to be delivered to the Shareholders, (ii) such revision does not adversely affect the Tax consequences to the Sellers, (iii) such revised structure or method is reasonably capable of consummation without significant delay in relation to the structure contemplated herein, and (iv) such revision does not otherwise cause any of the conditions set forth in ARTICLE VIII not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof) by the Outside Date. This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure or method.

10.05. Governing Law. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of New York without giving effect to any conflict-of-laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of New York. Each party hereto, to the extent it may lawfully do so, hereby submits to the jurisdiction of any court of the State of New York located in the Borough of Manhattan in New York City and the United States District Court for the Southern District of New York, as well as to the jurisdiction of all courts from which an appeal may be taken or other review sought from the aforesaid courts, for the purpose of any Proceeding arising out of such party’s Liabilities under or with respect to this Agreement or any of the agreements, instruments or documents contemplated hereby and expressly waives any and all objections it may have as to venue in any of such courts.

10.06. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR WITH RESPECT TO THIS AGREEMENT COULD INVOLVE COMPLICATED OR DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) THE PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.06.

10.07. Entire Agreement. This Agreement, together with the Schedules hereto and the Disclosure Letters, contains the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof (and supersedes any prior agreements, arrangements or understandings among any of the parties with respect to the subject matter hereof and thereof), and there are no agreements, arrangements, understandings, representations or warranties which are not set forth herein or therein.

10.08. Binding Effect; Assignment; No Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as otherwise expressly provided herein, this Agreement and all rights and Liabilities hereunder may not be assigned by any party hereto except by the prior written consent of (i) the Sellers Representative, in the case of Purchaser, or (ii) Purchaser, in the case of any Seller; provided that Purchaser may assign its right to acquire any asset, its obligation to pay all or part of the consideration or any of its other Liabilities to any wholly-owned Subsidiary without the prior written consent of the other parties hereto if Purchaser agrees to guarantee the performance of any such wholly-owned Subsidiary. The parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto; provided that the provisions of ARTICLE VII will inure to the benefit of the Purchaser Indemnified Parties and Seller Indemnified Parties and the provisions of Section 6.13 will inure to the benefit of the Purchaser Indemnified Parties. Any assignment in contravention of this Section 10.08 is null and void.

10.09. Counterparts. This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means, such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

10.10. Specific Performance. The parties hereto acknowledge and agree that (i) monetary damages could not adequately compensate any party hereto in the event of a breach of this Agreement by any other party which results in the failure of any of the transactions contemplated by this Agreement to be consummated by the Outside Date (including, if applicable, as extended in accordance with Section 9.01(d)); (ii) the non-breaching party/parties would suffer irreparable harm in the event of such a breach with such an effect; and (iii) the applicable non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond or other security in connection with a party seeking or obtaining any relief pursuant to this Section 10.10.

10.11. Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but in case any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (i) all other provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in a manner materially adverse to any party and (ii) the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

10.12. Subsidiary and Affiliate Action. Wherever a party has an obligation under this Agreement to “cause” a Subsidiary or other Affiliate of such party or any such Subsidiary’s or other Affiliate’s Representatives to take, or refrain from taking, any action, or such action that may be necessary, to accomplish the purposes of this Agreement, such obligation of such party shall be deemed to include an undertaking on the part of such party to cause such Subsidiary or other Affiliate to take such action. Wherever this Agreement provides that a Subsidiary or other Affiliate of a party has an obligation to act or refrain from taking any action, such party shall be deemed to have an obligation under this Agreement to cause such Subsidiary or other Affiliate, or any such Subsidiary’s or other Affiliate’s Representatives to take, or refrain from taking, the action, or such action as may be necessary to accomplish the purposes of this Agreement. To the extent necessary or appropriate to give meaning or effect to the provisions of this Agreement or to accomplish the purposes of this Agreement, Purchaser and the Company, as the case may be, shall be deemed to have an obligation under this Agreement to cause any Subsidiary thereof to take, or refrain from taking, any action, and to cause such Subsidiary’s Representatives to take, or refrain from taking, any action, otherwise contemplated herein. Any failure by an Affiliate of Purchaser or any Seller to act or refrain from taking any action contemplated by this Agreement shall be deemed to be a breach of this Agreement by Purchaser or such Seller, respectively.

10.13. Deadlines. If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day other than a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following that day.

10.14. Scope of Agreements. This Agreement shall not create any partnership, joint venture or other similar arrangement between any of the Sellers or any of their Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand.

10.15. Waivers and Consents. Any waiver, permission, consent or approval of any kind relating to any breach or default under this Agreement, or any waiver of any provision or condition of this Agreement, shall be effective only to the extent specifically set forth in writing. Notwithstanding any provision set forth herein, no party hereto shall be required to take any action or refrain from taking any action that would cause it to violate any Applicable Law.

10.16. Remedies. Except as otherwise expressly provided herein, no failure to exercise or delay in exercising any right or remedy in connection with this Agreement will effect a waiver of that right or remedy. No single or partial exercise of any right or remedy in connection with this Agreement will preclude any other or further exercise of that right or remedy or any other right or remedy. Except as otherwise expressly provided, the rights and remedies in connection with this Agreement are cumulative and not exhaustive.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

UMB FINANCIAL CORPORATION

By:	/s/ Michael D. Hagedorn
	Name:	Michael D. Hagedorn
	Title:	Vice Chairman

LAKES MERGER SUB LLC

By: UMB Financial Corporation, Its Sole Member

By:	/s/ Michael D. Hagedorn
	Name:	Michael D. Hagedorn
	Title:	Vice Chairman

MARQUETTE FINANCIAL COMPANIES

By:	/s/ Larry J. West
	Name:	Larry J. West
	Title:	Chief Executive Officer

SHAREHOLDERS

By:	/s/ James O. Pohlad
James O. Pohlad

By:	/s/ Robert C. Pohlad
Robert C. Pohlad

By:	/s/ William M. Pohlad
William M. Pohlad

Signature Page to Merger Agreement